FINAL EXECUTION VERSION

SCHEME IMPLEMENTATION AGREEMENT

between

ROYAL BAFOKENG PLATINUM LIMITED

and

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

and

MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

- i -

PARTIES:

This Agreement is made between:

(1)	Royal Bafokeng Platinum Limited, a company registered in accordance with the laws of South Africa under registration number 2008/015696/06, and listed on the JSE (the Purchaser);

(2)	Platinum Group Metals (RSA) Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2000/025984/07 (PTM (RSA)); and

(3)	Maseve Investments 11 Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2008/018995/07 (the Company).

WHEREAS:

A.	As at the Signature Date:

(a)	PTM(RSA) owns the PTM(RSA) Sale Shares and the PTM(RSA) Sale Claims;

(b)	Africa Wide owns the Africa Wide Sale Shares; and

(c)	The Company, amongst other things, carries on the business of:

i.	operating a platinum mine located on the Western Limb of the Bushveld Complex near Rustenburg, South Africa, which is currently under care and maintenance (the Mine Business); and

ii.	milling and processing, through the Concentrator Plant, run of mine and deposition of tailings arising therefrom and operation of the Tailings Storage Facility (the Plant Business),

(the Mine Business and the Plant Business collectively referred to as the Business).

B.

RBR, a wholly owned subsidiary of the Purchaser, intends to acquire from the Company and the Company intends to sell to RBR, the Plant Business referred to in part (c)(ii) of paragraph A above on the terms and subject to the Conditions contained in the Sale of Business Agreement (the Plant Transaction).

C.	Subject to and following the implementation of the Plant Transaction, the Purchaser wishes to acquire all of the shares in and loans against the Company.

D.

Accordingly, the Company and the Purchaser have proposed implementing a scheme of arrangement under Sections 114 and 115 of the Companies Act, in terms of which the Purchaser will, on the terms and subject to the conditions provided for in this Agreement acquire the PTM(RSA) Sale Shares and the Africa Wide Sale Shares, constituting 100% of the issued ordinary shares of the Company (the Scheme). Simultaneously, upon completion of the Scheme, the Purchaser will acquire and PTM (RSA) will cede and transfer to the Purchaser, the PTM (RSA) Sale Claims (collectively, the

Share Transaction).

E.	The Parties accordingly hereby wish to enter into this Agreement to set out the terms and conditions on which the Scheme and Share Transaction will be implemented:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

1.1.1

Affiliate means, in relation to any Party, any person Controlled by that Party, or which Controls that Party, or which is Controlled by a person which also Controls that Party, in each case, directly or indirectly and from time to time;

1.1.2	Africa Wide Consideration Shares shall have the meaning given thereto in clause 8.1.2;

1.1.3	Africa Wide Sale Shares means 4525 (four thousand five hundred and twenty five) ordinary no par value shares in the issued share capital of the Company;

1.1.4	Aggregate Consideration means the aggregate of the Plant Consideration and the Equity Consideration, less the amount referred to in clause 7.1.3;

1.1.5	Agreement means this scheme implementation agreement and includes its Schedules which shall form part of it;

1.1.6	Announcement Date means 6 September 2017;

1.1.7

Anti-Corruption Laws means, collectively, any Applicable Law relating to corruption, bribery or similar actions of government officials or any other Persons, and which will specifically include the U.S. Foreign Corrupt Practices Act of 1977 and any other similar law of any Governmental or Regulatory Authority and the rules and regulations issued thereunder;

1.1.8

Applicable Law means, with respect to any Person, any foreign, federal, state, municipal or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, or other similar requirement enacted, adopted, promulgated or applied by a Governmental or Regulatory Authority that is legally binding upon or applicable to such Person, in each case as amended, unless expressly specified otherwise;

1.1.9	Audited Accounts means, collectively, the audited annual financial statements of the Company for the year ending 31 August 2016;

1.1.10	Bowmans means Bowman Gilfillan Incorporated (registration number 1998/021409/21), a law firm conducting business as such in South Africa;

1.1.11	Business Day means a day except a Saturday, a Sunday or other day which is a holiday in South Africa;

1.1.12	CDH means Cliffe Dekker Hofmeyr Incorporated (registration number 2008/018923/21), a law firm conducting business as such in South Africa;

1.1.13

Claim means any claims, actions, demands, proceedings, litigation, audit, citation, summons, subpoena or investigations of any nature (whether civil, criminal, administrative, regulatory or otherwise) which may be instituted, made, threatened, established or alleged against or otherwise involving a Party;

1.1.14

Closing Date means the date upon which the Scheme shall be implemented and closed, being the 5th (fifth) Business Day after the day on which the last of the Conditions are fulfilled or waived (to the extent possible), or such other date as may be agreed in writing by the Purchaser and PTM (RSA), on which date all the matters to be completed at the closing meeting to be held in terms of clause 9 will be duly completed in accordance with the requirements of that clause;

1.1.15	Companies Act means the Companies Act, 71 of 2008;

1.1.16	Companies Representatives means a representative nominated in writing by the Purchaser;

1.1.17	Competition Act means the Competition Act, No. 89 of 1998, as amended, and the rules and regulations promulgated thereunder;

1.1.18	Conditions means the suspensive conditions applicable to this Agreement and the Scheme in clause 2;

1.1.19

Contract means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, letter of intent, memorandum of understanding or other instrument, obligation, arrangement or understanding of any kind;

1.1.20	Control has the meaning given to it in section 2(2) of the Companies Act and "Controlling" and "Controlled" shall be construed accordingly;

1.1.21	DMR means the South African Department of Mineral Resources;

1.1.22	Dollar or USD means Dollars, the official currency of the United States of America;

1.1.23	Due Diligence Investigation shall have the meaning given thereto in the Sale of Business Agreement;

1.1.24

EMPs means the Environmental Management Programmes and Plans approved by the DMR in terms of the MPRDA or the Minerals Act, 50 of 1991, from time to time, pertaining to the mining or prospecting operations of the Company;

1.1.25

Employees means (i) all of those employees (all of whom are listed in Schedule 2 of the Company who as at the Signature Date are employed by the Company (including employees of the Company who are deemed in law to be employees of the Company, as applicable) and dedicated or significantly connected to, or employed or used significantly, primarily or exclusively in (or in connection with), the Business, as well as (ii) all other persons employed by the Company between the Signature Date and Closing Date (including employees of the Company who are deemed in law to be employees of the Company, as applicable) in each case who continue to be so employed or used as at the Closing Date (and including or excluding any employees of the Company as may be agreed in writing prior to the Closing Date between the Company and the Purchaser and consented to by such employee);

1.1.26

Encumbrance means any interest (including any right to acquire, option or right of pre- emption, first refusal or conversion), any mortgage, suretyship, guarantee, notarial bond, cession, charge (fixed or floating), encumbrance, pledge, lien, assignment, subordination, hypothecation, title, retention or other security interest, agreement or arrangement or any agreement to create any of the above; and Encumber shall be construed accordingly;

1.1.27

Environment means the surroundings within which humans exist, which are made up of the land, the water and the atmosphere of the earth, all forms of life, ecological systems; and the physical, chemical, aesthetic and cultural properties and conditions of the foregoing that influence human health and well-being;

1.1.28

Environmental Deposit Amount means an amount equivalent to the funds standing to the Company's credit in regard to the Lombard Guarantee on the date upon which such funds are repaid to the Company as contemplated in clause 11.4, being the amount lent by PTM (RSA), in its capacity as a third party lender, to the Company, to enable the Company to obtain the Lombard Guarantee;

1.1.29	Environmental Law means:

1.1.29.1

common law duties and rules, national, provincial and municipal legislation (including regulations and other subsidiary legislation); and self-executing provisions of international agreements approved by the Parliament of the Republic of South Africa, that are concerned with the protection or rehabilitation of the Environment, the use of natural resources (including land), and the maintenance of an Environment conducive to human health and well-being;

1.1.29.2	directives, orders or other instructions lawfully given by a Governmental Entity exercising powers under any provision referred to in this clause1.1.29, and

1.1.29.3	licences, authorisations and exemptions issued under any provision referred to in this clause 1.1.29;

1.1.30	Equity Consideration shall have the meaning given thereto in clause 7;

1.1.31

Governmental Entity means any supra-national, national, provincial, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority;

1.1.32

Health and Safety Laws means all laws regulating health and safety in the workplace, including but not limited to, laws governing compensation for injuries sustained and illnesses suffered in the course and scope of an employee's employment;

1.1.33	IFRS means International Financial Reporting Standards as issued from time to time by the International Accounting Standards Board or its successor body;

1.1.34	Immovable Properties means the following immovable properties owned by the Company as at the Signature Date:

1.1.34.1	the Remaining Immovable Properties;

1.1.34.2	Portion 7 (a Portion of Portion 2) of the Farm Frischgewaagd 96 JQ, measuring 157,4103 (one hundred and fifty seven comma four one zero three) Hectares;

1.1.34.3	Remaining Extent of Portion 10 (a Portion of Portion 4) of the Farm Frischgewaagd 96 JQ, measuring 216,2703 (two hundred and sixteen comma two seven zero three) Hectares;

1.1.34.4	Portion 14 of the Farm Frischgewaagd 96 JQ, measuring 149,5992 (one hundred and forty nine comma five nine two) Hectares;

1.1.34.5	Portion 17 (a Portion of Portion 10) of the Farm Frischgewaagd 96 JQ, measuring 215,1301 (two hundred and fifteen comma one three zero one) Hectares; and

1.1.34.6	Remaining Extent of Portion 2 of the Farm Elandsfontein 102 JQ, measuring 751,7458 (seven hundred and fifty one comma seven four five eight) Hectares;

1.1.35	Interim Period shall have the meaning given thereto in the Sale of Business Agreement;

1.1.36

JSE means the licensed securities exchange operated by the JSE Limited, a limited liability public company duly incorporated in South Africa under registration number 2005/022939/06, in accordance with the Financial Markets Act, 19 of 2012;

1.1.37	Income Tax Act means the Income Tax Act, No. 58 of 1962, as amended, and the rules and regulations promulgated thereunder;

1.1.38

Indebtedness means, with respect to any Person, (a) all obligations of such Person, whether or not contingent, for borrowed money, or with respect to deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all obligations of such Person for the deferred purchase price of property or services, (d) all obligations of such Person under currency, interest rate or other swaps, and all hedging and other obligations of such Person under other derivative instruments, (e) all Indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (f) all obligations of such Person as lessee under leases that have been or should be, in accordance with IFRS, recorded as capital leases, (g) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities or pursuant to securitization or factoring programs or arrangements, (h) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such Person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all “keep well” or similar agreements of such Person or obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (j) all Indebtedness of others referred to in clauses (a) through (i) guaranteed directly or indirectly in any manner by such Person and (k) all Indebtedness referred to in clauses (a) through (i) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness;

1.1.39	LMM means Liberty Metals and Mining Holdings LLC;

1.1.40

Lombard Guarantee means the financial guarantee (guarantee number M-44935) for an amount of ZAR58,500,000.00 (fifty eight million five hundred thousand Rand) in respect of the rehabilitation of the Maseve mine, issued by Lombard Insurance Company Limited to the DMR on 27 November 2012;

1.1.41

Management Accounts means the monthly management accounts of the Company in respect of the period commencing on the first day of the current financial year of the Company and expiring on the last day of the month prior to the month during which the Closing Date occurs;

1.1.42

Management Agreement means the management agreement entered into between PTM (RSA), Africa Wide and the Company on or about 18 April 2012, in terms of which PTM (RSA) was appointed as the manager of the Maseve mine;

1.1.43

Maseve Equipment and Inventory Items means any and all equipment and/or inventory items owned by the Company as at the date of the Term Sheet, including without limitation, the equipment and inventory items set out in Schedule 3, specifically excluding the Plant Assets, which are to be sold by the Company to RBR pursuant to the Plant Transaction;

1.1.44

Maseve Mining Right means the mining right issued to the Company on 15 May 2012 and registered with the Mineral and Petroleum Titles Registration Office under MPT No.: 111/2012, in relation to gold, silver, copper, chrome, nickel, cobalt and platinum group metals, in respect of the remaining extent of portion 1, remaining extent of portion 2, portion 8, remaining extent of portion 9, portion 12, remaining extent of portion 14 all of the Farm Elandsfontein 102 JQ; a portion of the remainder and portion 1 of the Farm Koedoesfontein 94JQ; remaining extent of portion 2, portion 7, 8, 13, 15, 16, 18, 19 and the remainder of the Farm Frischgewaagd 96 JQ; the remaining extent of portions 3, 4, 5, 6 and portion 8 all of the Farm Onderstepoort 98 JQ; and the portion of the remainder of the farm Mimosa 81 JQ, in the magisterial/administrative district of Mankwe/Rustenburg, North West, including the 15 May 2012 amendment of the right and all regulatory approvals associated therewith, including the EMP, the social and labour plan and mining work programme;

1.1.45	Maseve Shares means the ordinary shares in the Company;

1.1.43

Material Adverse Effect means any event, circumstance, effect, occurrence, Claim, or state of affairs or combination of them which, in the reasonable discretion of the Purchaser, has occurred or is reasonably likely to occur and which has, or is reasonably likely to (i) result in a material Claim against the Company and/or (ii) have, a material and adverse effect on: the business, operations, assets, properties, condition (financial or otherwise) or prospects of the Company and/or the Business and/or the Proposed Transactions; or the Parties’ ability to perform their obligations and/or exercise their rights in terms of the Transaction Agreements and/or implement the Proposed Transactions in a timely manner;

1.1.44

Material Contracts means all of the contracts relating to the Business and/or to which the Company is a party, which have been entered into and are in force at the Signature Date or are entered into and come into force after that date and, in either case, are to or will continue according to their terms to remain in force up to and for any period after the Closing Date;

1.1.47	Mining Area means the area covered by the Maseve Mining Right;

1.1.48	Minister means the Minister of Mineral Resources, and includes any person to whom the Minister has delegated powers and functions in terms of section 103 of the MPRDA;

1.1.49	MOI means the Company's memorandum of incorporation as amended or replaced from time to time in accordance with the Companies Act;

1.1.50	MPRDA means the South African Minerals and Petroleum Resources Development Act, 28 of 2002;

1.1.51	Operative Provisions means clauses 1, 2, 3, 4, 13 and 14 to 21, which will come into immediate force and effect on the Signature Date;

1.1.52	Parties means the Purchaser, PTM (RSA) and the Company, as the parties to this Agreement; and Party means any one of them as the context may require;

1.1.53	Plant Assets shall have the meaning given thereto in the Sale of Business Agreement;

1.1.54	Plant Business has the meaning ascribed to it in paragraph A(c)ii. of the preamble above;

1.1.55	Plant Transaction has the meaning ascribed to it in paragraph A of the preamble above;

1.1.56	Plant Transaction Long Stop Date means 31 January 2018, or such other date as may be agreed to in writing between the parties to the Sale of Business Agreement;

1.1.57	Proposed Transactions means, collectively, the Plant Transaction and the Share Transaction;

1.1.58	PTM Group means PTM (RSA) and its Affiliates;

1.1.59	PTM (RSA) Consideration Shares shall have the meaning given thereto in clause 8.1.1;

1.1.60	PTM (RSA) Sale Claims means all of PTM (RSA)’s claims on loan account, less the Environment Deposit Amount, against the Company as at the Closing Date;

1.1.61	PTM (RSA) Sale Equity means, collectively, the PTM (RSA) Sale Shares and the PTM (RSA) Sale Claims;

1.1.62

PTM (RSA) Sale Shares means 21,939 (twenty one thousand nine hundred and thirty nine) ordinary no par value shares in the issued share capital of the Company, constituting 82.9013% (eighty two point nine zero one three percent) of the entire issued share capital of the Company, of which PTM (RSA) is the legal and beneficial owner as at the Signature Date and the Closing Date;

1.1.63	Purchaser Group means the Purchaser and its Affiliates;

1.1.64	Purchaser's Representatives means any officers, employees, agents, or advisors of the Purchaser;

1.1.65	RBPlat Shares means ordinary shares in the authorised shares of the Purchaser which shares will, when issued:

1.1.65.1	be listed on the JSE;

1.1.65.2	be credited as fully paid; and

1.1.65.3	rank pari passu with the remaining issued ordinary share capital of the Purchaser;

1.1.66	RBR means Royal Bafokeng Resources Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 2002/013162/07;

1.1.67	Redpath means Redpath Mining South Africa Proprietary Limited, a company registered in accordance with the laws of South Africa under registration number 1994/005893/07;

1.1.68	Regulated Material means:

1.1.68.1

any material, substance, waste (including any solid, liquid, semisolid or gas or gaseous mixture), product, by-product, chemical, pesticide, fungicide, rodenticide, pollutant, hazardous material, hazardous substance, hazardous waste, solid waste, or non-hazardous waste as the foregoing terms are considered or defined as harmful, under, or regulated by, any applicable Environmental Law or Health and Safety Law, or known to pose a threat to health, safety or the Environment;

1.1.68.2	any petroleum (including crude oil or any fraction thereof);

1.1.68.3	any asbestos and asbestos containing material;

1.1.68.4	any radioactive substance;

1.1.68.5	any polychlorinated biphenyl (PCB); and

1.1.68.6	any methylene chloride, trichloroethylene, 1.2-trans-dichloroethylene, dioxins or dibenzofurans;

1.1.69	Remaining Immovable Properties means the following immovable properties owned by the Company, which are not being acquired by RBR in terms of the Sale of Business Transaction:

1.1.69.1	Portion 19 (a Portion of Portion 2) of the Farm Frischgewaagd 96 JQ, measuring 360,6676 (three hundred and sixty comma six seven six) Hectares;

1.1.69.2	Portion 8 (a Portion of Portion 1) of the Farm Elandsfontein 102 JQ, measuring 35,3705 (thirty five comma three seven zero five) Hectares; and

1.1.69.3	Remaining Extent of Portion 9 (a Portion of Portion 2) of the Farm Elandsfontein 102, measuring 403,9876 (four hundred and three comma nine eight seven six) Hectares;

1.1.70	Representatives means in relation to any Party, its officers, employees, agents or advisors;

1.1.71

Sale of Business Agreement means a sale of business agreement to be concluded between RBR, the Company and PTM (RSA) on or about the date of this Agreement, in terms of which the Company sells the Plant Business to RBR;

1.1.72	Sale Equity means, collectively, the PTM (RSA) Sale Equity and the Africa Wide Sale Shares;

1.1.73	Sale Shares means, collectively, the PTM (RSA) Sale Shares and the Africa Wide Sale Shares;

1.1.74	Section 11 Application means the application by PTM (RSA) and the Purchaser to the Minister in terms of section 11 of the MPRDA to grant the Section 11 Ministerial Consent;

1.1.75

Section 11 Ministerial Consent means the consent of the Minister in terms of section 11 of the MPRDA for the transfer of control of the Maseve Mining Right from PTM (RSA) to the Purchaser pursuant to the Share Transaction;

1.1.76	Share Transaction shall have the meaning given thereto in paragraph D of the preamble above;

1.1.77

Share Transaction Long-Stop Date means the third anniversary of the date on which the Competition Authorities approve, in writing, the implementation of the Share Transaction (or such other date as the Parties may agree in writing);

1.1.78	Shareholders' Agreement means the shareholders' agreement entered into between the Company, PTM (RSA) and Africa Wide in respect of the Company on or about 24 April 2009;

1.1.79	Signature Date means the date on which this Agreement is signed by the Party signing last in time;

1.1.80	South Africa means the Republic of South Africa;

1.1.81	Sprott means Sprott Resource Lending Partnership;

1.1.82	Sub-contractor Agreement shall have the meaning given thereto in the Sale of Business Agreement;

1.1.83

Tailings Storage Facility means the tailings storage facility (including the tailings dam) situated on: (i) Portion 7 (a Portion of Portion 2) of the Farm Frischgewaagd 96 JQ, measuring 157,4103 (one hundred and fifty seven comma four one zero three) Hectares; (ii) Remaining Extent of Portion 10 (a portion of Portion 4) of the Farm Frischgewaagd 96 JQ, measuring 216,2703 (two hundred and sixteen comma two seven zero three) Hectares; (iii) Portion 14 of the Farm Frischgewaagd 96 JQ, measuring 149,5992 (one hundred and forty nine comma five nine nine two) Hectares; (iv) and Portion 17 (a Portion of Portion 10) of the Farm Frischgewaagd 96 JQ, measuring 215,1301 (two hundred and fifteen comma one three zero one) Hectares, and all related infrastructure and equipment as at the Closing Date including the pipeline connecting the Concentrator Plant and the Tailings Storage Facility;

1.1.84

Tax means all income tax, capital gains tax, secondary tax on companies, dividends tax, value-added tax, stamp duty, securities transfer tax, PAYE, donations tax, customs duty, mineral royalty, levies, assessments, deductions, charges and withholdings whatsoever in terms of any South African tax legislation, and includes all penalties and interest payable as a consequence of any failure or delay in paying any taxes and any taxation arising from new assessments of taxation and/or the reopening of any income tax assessments; and the terms Taxes and Taxation and other cognate terms shall be construed accordingly;

1.1.85	Tax Deduction means a deduction or withholding for or on account of Tax from a payment under this Agreement;

1.1.86

Term Sheet means the term sheet entered into between the Purchaser and PTM (RSA) on 6 September 2017, which sets out an outline of the preliminary terms and conditions upon which the Purchaser and PTM (RSA) intended to enter into the Proposed Transactions;

1.1.87	Transaction Agreements means this Agreement and the Sale of Business Agreement;

1.1.88

Warranty Claim means any Claim made by the Purchaser against PTM (RSA) in terms of Clause 14 in relation to a breach by PTM (RSA) of the warranties given by PTM (RSA) in terms of Clause 14 and Schedule 1;

1.1.89	Wesizwe means Wesizwe Platinum Limited a company registered in accordance with the laws of South Africa under registration number 2003/020161/06, and listed on the JSE;

1.1.90	ZAR or R means South African Rand, the lawful currency of the South Africa; and

1.1.91

ZAR Equivalent means the ZAR/USD exchange rate as advised by Merrill Lynch South Africa at 17h00 on the Business Day preceding the Announcement Date, being an amount of ZAR12.8833, net of any currency conversion fees (if any), which fees shall be borne by the Purchaser;

1.2	Interpretation

1.2.1	Unless expressly provided to the contrary or inconsistent with the context, a reference in this Agreement to:

1.2.1.1

this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or that other agreement, document or instrument as amended, varied, novated or substituted from time to time;

1.2.1.2	a clause, sub-clause or Annexure is to a clause, sub-clause or annexure to this Agreement;

1.2.1.3

a person includes any natural person, firm, company, corporation, body corporate, juristic person, unincorporated association, government, state or agency of a state or any association, trust, partnership, syndicate, consortium, joint venture, charity or other entity (whether or not having separate legal personality);

1.2.1.4	any one gender, whether masculine, feminine or neuter, includes the other two;

1.2.1.5	the singular includes the plural and vice versa;

1.2.1.6	a word or expression given a particular meaning includes cognate words or expressions;

1.2.1.7	any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day is a day that is not Business Day, the next Business Day;

1.2.1.8

a statutory provision includes any subordinate legislation made from time to time under that provision and a reference to a statutory provision includes that provision as from time to time modified or re-enacted as far as such modification or re-enactment applies, or is capable of applying, to this Agreement or any transaction entered into in accordance with this Agreement;

1.2.1.9

the words including, include or in particular followed by specific examples shall be construed by way of example or emphasis only and shall not be construed, nor shall it take effect, as limiting the generality of any preceding words, and the eiusdem generis rule is not to be applied in the interpretation of such specific examples or general words;

1.2.1.10	the words other or otherwise shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.

1.2.2	All the headings and sub-headings in this Agreement are for convenience and reference only and shall be ignored for the purposes of interpreting it.

1.2.3

A term defined in a particular clause or Annexure in this Agreement, unless it is clear from the clause or Annexure in question that application of the term is to be limited to the relevant clause or Annexure bears the meaning ascribed to it for all purposes of in this Agreement, notwithstanding that that term has not been defined in clause 1.1 and, where there is any inconsistency between any term defined in clause 1.1 and any term defined in any clause or Annexure in this Agreement, then, for the purposes of construing such clause or Annexure the term as defined in such clause or Annexure prevails.

1.2.4	No rule of construction may be applied to the disadvantage of a Party because that Party was responsible for or participated in the preparation of this Agreement or any part of it.

1.2.5

If a definition confers substantive rights or imposes substantive obligations on a Party, such rights and obligations shall be given effect to and are enforceable as substantive provisions of this Agreement, notwithstanding that they are contained in that definition.

1.2.6	Words and expressions defined in the Companies Act which are not defined in this Agreement, shall bear the same meanings in this Agreement as those ascribed to them in the Companies Act.

2.	CONDITIONS

2.1

All the provisions of this Agreement, excluding the Operative Provisions which will come into immediate force and effect on the Signature Date, (such provisions, the Suspended Provisions), and the Scheme shall be subject to the fulfilment or, where applicable, waiver of the following suspensive conditions (the Conditions):

2.1.1

on or before the Plant Transaction Long-stop Date (or such other date as may be agreed in writing between the Parties at any time prior to the expiry of the Plant Transaction Long-stop Date), that the Transfer Date (as such term is defined in the Sale of Business Agreement) has occurred, in accordance with the terms set out in the Sale of Business Agreement;

2.1.2	on or before the Share Transaction Long-stop Date (or such other date as may be agreed in writing between the Parties at any time prior to the expiry of the Share Transaction Long-stop Date), that:

2.1.2.1	the Section 11 Ministerial Consent is obtained on the terms and subject to the conditions which are reasonably acceptable to the Purchaser and PTM (RSA);

2.1.2.2

on the date of fulfilment of the last of the Conditions contained in clauses 2.1.1 and 2.1.2.1 (or such other date as may be agreed in writing between the Parties at any time prior to the expiry of such period), in any event prior to the Share Transaction Long-stop Date:

2.1.2.2.1

the Company has not disposed of any of the Maseve Equipment and Inventory Items, or accelerated the realisation of debtors outside of the ordinary course of business of the Company, in each case without the prior written consent of the Purchaser;

2.1.2.2.2	the Company being free of any Indebtedness, except as incurred in the ordinary course of business of the Company and except in relation to the PTM (RSA) Sale Claims; and

2.1.2.2.3	the Company does not have any Indebtedness to or in relation to the various equipment lease agreements entered into between PTM (RSA) and Sandvik Credit South Africa Proprietary Limited (Sandvik); and

a director of PTM (RSA) providing the Purchaser with written confirmation that the aforementioned is correct.

2.2	Each of the Conditions set out in:

2.2.1

clause 2.1.2.2 is stipulated for the benefit of the Purchaser alone and may be waived, in whole or in part, by the Purchaser, in its sole discretion, by written notice to PTM (RSA) and the Company given on or before the date specified for fulfilment or waiver (as applicable) of such Conditions;

2.2.2

clause 2.1.1 is stipulated for the benefit of the PTM (RSA) and the Purchaser and may be waived, in whole or in part, by agreement in writing between PTM (RSA) and the Purchaser on or before that date specified for fulfilment or waiver (as applicable) of such Conditions; and

2.2.3	clause 2.1.2.1, is regulatory in nature and not capable of waiver.

2.3

If any of the Conditions fails (and fulfilment of it is not waived), this Agreement shall ipso facto cease to have any force or effect and the Parties shall be relieved of their respective duties and obligations arising in connection with this Agreement from, and following, the date of such termination and each such Party shall be restored as near as may be possible to the positions in which they would have been had the Agreement not been entered into; provided that no such termination shall relieve any Party from liability (including any liability for damages) for any breach of this Agreement or other liability arising prior to termination hereof.

2.4

If all of the Conditions are fulfilled or waived (as applicable) then all the provisions of this Agreement which were suspended in terms of clause 2.1 shall take effect and become operative, and the whole of this Agreement shall accordingly become unconditional.

2.5	Unless otherwise specified, each Party shall bear its own costs of and incidental to procuring the fulfilment of the Conditions.

2.6	For the sake of clarity, it is recorded that these Conditions will also be conditions to the Scheme.

3.	MERGER NOTIFICATION TO COMPETITION AUTHORITIES

3.1	It is recorded that:

3.1.1	the Proposed Transactions will require the approval of the relevant competition authorities under the Competition Act prior to the Proposed Share Transaction being implemented; and

3.1.2

the provisions of clause 4 of the Sale of Business Agreement record and regulate the process in respect of the merger filing made to the competition authorities for purposes of the Proposed Transactions.

4.	SECTION 11 APPLICATION

4.1

PTM (RSA) has instructed CDH for the purpose of preparing, in consultation with Bowmans (acting on behalf of the Purchaser), all submissions, applications and documents (including the Section 11 Application) which are required to be furnished to the DMR in order to obtain the Section 11 Ministerial Consent. In this regard, the Parties shall co-operate with each other and timeously provide CDH with all documents and information as CDH may reasonably require.

4.2

The Purchaser and PTM (RSA) shall at all times permit the other to review and comment on any written submissions, applications and documents (including the Section 11 Application) to be made to the DMR. PTM (RSA) agrees, and will procure, that no submissions, applications and documents (including the Section 11 Application) which are required to be furnished to the DMR in order to obtain the Section 11 Ministerial Consent will be submitted to the DMR without the Purchaser first having approved of such filing, submission, application or document (as applicable), in writing, which approval shall not be unreasonably withheld or delayed. Any approaches to, liaison with, or documents filed with, the DMR in connection with the Section 11 Application shall, to the extent permitted by Law, take place or be submitted or filed, as the case may be, only after consultation between the Parties, in a coordinated fashion and, as far as reasonably practicable, on a joint basis.

4.3

The Section 11 Application shall be submitted by PTM (RSA) and the Purchaser (acting jointly) to the DMR on the basis that the means of submission may include submission electronically via the website of the DMR and/or manual lodgement, together with any further documents as may be required to be submitted in connection with the Section 11 Application.

4.4	PTM (RSA) and the Purchaser will use their reasonable endeavours to procure that the Section 11 Application is submitted to the DMR within 30 (thirty) Business Days after the Signature Date.

4.5	Each of PTM (RSA) and the Purchaser will:

4.5.1	sign all documents and expeditiously provide all necessary information upon being required to do so;

4.5.2	use its reasonable endeavours and shall take all such steps and render all such assistance as may be reasonably necessary from a process point of view; and

4.5.3	do everything reasonably required by the DMR from a process point of view,

in each case, to procure that each of the Section 11 Application is properly prepared and duly submitted within the time period specified in clause 4.4.

4.6

The Purchaser and PTM (RSA) will each nominate appropriate employees (Authorised Employees) to jointly act on behalf of the Purchaser and PTM (RSA) and to make all representations to the Minister and/or the DMR solely for the purpose of obtaining the Ministerial Consent under the Section 11 Application. The Purchaser and PTM (RSA) will on the Signature Date provide each of the Authorised Employees with a power of attorney to jointly act on and their behalf for purposes of obtaining the Section 11 Ministerial Consent under the Section 11 Application. For purposes of this clause 4.6 "jointly" shall mean one or more of the Authorised Employees of PTM (RSA) acting together with one or more of the Authorised Employees of the Purchaser. The Parties will be entitled to substitute their Authorised Employees if necessary and the initial Authorised Employees of the Purchaser and PTM (RSA) shall be:

4.6.1	in the case of the Purchaser, MJL Prinsloo or DS Phiri; and

4.6.2	in the case of PTM (RSA), EM Wasserfall and S Engelbrecht.

4.7

At least one of the Authorised Employees of each of PTM (RSA) and the Purchaser will be invited by the Parties to attend all meetings in connection with procuring the Section 11 Ministerial Consent between any of the Parties respectively and any Party and the Minister and/or the DMR.

4.8	The Purchaser and PTM (RSA) shall bear the filing fees payable to the DMR in connection with the submission of the Section 11 Application in equal shares.

4.9

If, at any time before the Share Transaction Long-stop Date, the DMR notifies the Company that it will not grant Section 11 Approval without certain conditions and/or requirements first being met, then the Parties will, subject to such conditions and/or requirements being acceptable to the Purchaser and PTM (RSA), apply all reasonable commercial efforts to comply with such conditions and/or requirements and obtain the Section 11 Approval on or before the Share Transaction Long-stop Date.

4.10

Subject to clause 4.9, if after the Parties have applied all reasonable commercial efforts to comply with such conditions and/or requirements for the Section 11 Approval as set forth by the DMR at any time before the Share Transaction Long-stop Date, and the DMR still does not grant Section 11 Approval, then the Parties will apply all reasonable commercial efforts to exhaust all reasonable remedies available to them in order to obtain the Section 11 Approval on or before the Share Transaction Long-stop Date.

5.	THE SCHEME AND CLOSING

5.1	The Scheme

In accordance with Sections 114 and 115 of the Companies Act, at the Closing Date, the Scheme will be implemented whereby the Purchaser will acquire 100% of the Sale Shares, being 100% of the Company’s issued share capital. For the sake of clarity it is hereby recorded that the Scheme will be subject to the Conditions set out in clause 2.1 and be on the terms set out in clauses 7, 8 and 9.

5.2	Irrevocable Undertakings

PTM (RSA) hereby irrevocably agrees to support and vote in favour of the resolutions required for the approval of the Scheme, to be proposed at the Shareholders’ Meeting (as defined below) from the Company’s shareholders.

5.3	Transaction Support Undertakings

The Company and PTM (RSA) will, as soon as reasonably possible after the Signature Date, use their reasonable best efforts to do all such things and take all such steps as may be reasonably necessary or desirable in order to give effect to this Agreement and the Scheme and to fulfill the Conditions including:

5.3.1

signing all documents and providing all necessary information upon being required to do so, and using commercially reasonable efforts to render all such assistance as may be reasonably necessary to procure that all applications, filings, submissions and whatever else is required to obtain the approvals, consents or waivers from regulatory bodies or governmental or quasi- governmental entities necessary to implement the Scheme in terms of any Applicable Law, and any other approvals, consents, waivers, permits, orders or exemptions which are necessary or required to implement the Scheme are properly prepared and duly submitted within the relevant time periods, it being agreed that each party will bear its own costs of and associated with such applications, filings and/or submissions, but that, save as set out in 4.8, any filing fee or similar fee or amount payable to any governmental authority, regulatory authority or agency in relation to such filing shall be borne by the Company;

5.3.2

convening a meeting of the Company’s shareholders to approve the Scheme (the Shareholders’ Meeting) as soon as reasonably possible after the Signature Date and preparing the notice / circular to be posted to the Company’s shareholders in relation to the Scheme (the Notice) to convene the Shareholders’ Meeting together with all such other documents as are required by Applicable Law in connection with the Scheme;

5.3.3

consulting with the Purchaser regarding the Notice and allowing the Purchaser reasonable opportunity to comment on the Notice and taking into account and incorporating all such comments to the extent reasonable in the circumstances;

5.3.4

keeping the Purchaser informed of all material matters related to the Scheme or such submissions as soon as reasonably possible after such matters come to the attention of the Company, including whether or not Africa Wide votes in favour of the Scheme, or whether or not it elects to exercise its appraisal rights in terms of Section 164 of the Companies Act or otherwise exercise its rights in terms of Section 115(3) of the Act to have the Scheme resolution reviewed by a court;

5.3.5	to the extent necessary, make all necessary applications to the High Court of South Africa to procure the implementation of the Scheme;

5.3.6

procuring an opinion from an appropriate independent expert appointed by the Company in terms of Sections 114(2) and (3) of the Companies Act on the Scheme and how it affects the holders of the Maseve Shares, and providing the Purchaser with a copy thereof; and

5.3.7

participating, and causing senior management of the Company and other representatives of the Company to participate where reasonably necessary, in a reasonable number of meetings during normal business hours with representatives of the Purchaser to discuss integration, operations and other issues following the Closing.

5.4	Dissenting Shares

The Scheme shall provide that to the extent that Africa Wide elects to exercise its appraisal rights of such shares in accordance with Section 164 of the Companies Act, it shall not have the right to receive the Equity Consideration but instead shall be entitled to receive such consideration as shall be determined to be the fair value of such shares in accordance with the Companies Act, subject to reduction for any Taxes required by Applicable Law to be withheld or deducted; provided, that if, Africa Wide fails to perfect, withdraws or otherwise loses its appraisal right pursuant to the Companies Act, Africa Wide Sale Shares shall be treated as if they had been converted as of the Closing Date into the right to receive the Equity Consideration. Prior to the Closing Date, the Company shall not, without the prior written consent of the Purchaser, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

6.	CESSION OF PTM (RSA) SALE CLAIMS

In exchange for the payment in 7 and 8 below, PTM (RSA) hereby agrees that with effect from the Closing Date it hereby cedes and assigns the PTM (RSA) Sale Claims to the Purchaser, which cession and assignment the Purchaser hereby accepts.

7.	PURCHASE PRICE

7.1

As defined in clause 1.1.30, the aggregate purchase price payable by the Purchaser to PTM (RSA) and Africa Wide for Sale Equity shall be an amount equal to ZAR154,599,600.00 (one hundred and fifty four million five hundred and ninety nine thousand six hundred Rand), being the ZAR Equivalent of USD12,000,000.00 (twelve million Dollars) (the Equity Consideration), which is to be allocated as follows:

7.1.1

the ZAR Equivalent of USD7,000,000.00 (seven million Dollars), being an amount of ZAR90,183,100.00 (ninety million one hundred and eighty three thousand one hundred Rand), to PTM (RSA) in respect of the PTM (RSA) Sale Claims;

7.1.2

the ZAR Equivalent of USD4,145,064.99 (four million one hundred and forty five thousand and sixty four Dollars and ninety nine cents), being an amount of ZAR53,402,115.84 (fifty three million four hundred and two thousand one hundred and fifteen Rand and eighty four cents), to PTM (RSA) in respect of the PTM (RSA) Sale Shares;

(collectively, the PTM (RSA) Consideration); and

7.1.3

the ZAR Equivalent of USD854,935.01 (four million one hundred and forty five thousand and sixty five Dollars and one cent), being an amount of ZAR11,014,384.16 (eleven million fourteen thousand three hundred and eighty four Rand and sixteen cents) to Africa Wide in respect of the Africa Wide Sale Shares (the Africa Wide Consideration).

7.2

Any amounts due and owing to RBR by PTM (RSA) under the Sale of Business Agreement, or otherwise, may be set off against the PTM (RSA) Consideration, in which event the number of RBPlat Shares issued in terms of clause 8 will be reduced accordingly.

8.	PAYMENT OF PURCHASE PRICE

8.1	The PTM (RSA) Consideration and the Africa Wide Consideration will be settled on the Closing Date as follows:

8.1.1

in respect of the PTM (RSA) Consideration - by the delivery to PTM (RSA) of 4,524,279 (four million five hundred and twenty four thousand two hundred and seventy nine) RBPlat Shares (the PTM (RSA) Consideration Shares); and

8.1.2

in respect of the Africa Wide Consideration - by the delivery to Africa Wide of 347,056 (three hundred and forty seven thousand and fifty six) RBPlat Shares (the Africa Wide Consideration Shares), subject to the provisions of clause 5.4, which RBPlat Shares will be issued to the PTM (RSA) and Africa Wide at a price of ZAR31.7366 per share, being the 30-day volume weighted average share price of RBPlat Shares on the JSE on the day preceding the Announcement Date. If there is any consolidation and/or subdivision of the RBPlat Shares in the period between the Signature Date and the Closing Date, the references to the PTM (RSA) Consideration Shares and Africa Wide Consideration Shares in this Agreement, shall be deemed to be to such RBPlat Shares as if they had been subject to such consolidation and/or subdivision and the number of RBPlat Shares constituting the PTM (RSA) Consideration Shares and Africa Wide Consideration Shares shall be adjusted accordingly.

9.	SCHEME CLOSING

9.1

On the Closing Date, the representatives of PTM (RSA) and the Purchaser shall meet at the offices of Bowmans, or at such other place as PTM (RSA) and the Purchaser may agree, where PTM (RSA) shall, deliver, and shall procure the delivery, to the Purchaser:

9.1.1

a certificate, in a form acceptable to the Purchaser (acting reasonably), signed by a director or senior officer of PTM (RSA) and dated the Closing Date, confirming that, so far as PTM (RSA) is aware, each of the representations and warranties given by PTM (RSA) under this Agreement, including those contained in clauses 12 and 14 and in Schedule 1 is true and correct as at the Closing Date;

9.1.2

the original share certificates in respect of the PTM (RSA) Sale Shares and the Africa Wide Sale Shares, together with duly executed transfer forms (in a form acceptable to the Purchaser, acting reasonably) for the transfer of ownership in respect thereof to the Purchaser;

9.1.3

all of the books, records, documents and assets of the Company in its possession and/or under its control immediately before the Closing Date (including, without limiting the generality of the foregoing, the certificates of incorporation, memoranda of incorporation, minute books, tax records, securities register and other registers of the Company), or alternatively place the Purchaser in effective control of such books, records, documents and assets;

9.1.4

the written resignation(s) (in a form acceptable to the Purchaser, acting reasonably), with effect from the Closing Date, of all of the directors of the Company, together with (ii) an originally certified copy of the South African identity document (if South African) or valid passport (if not South African) of each resigning director, certified within the 2 (two) months prior to the Closing Date;

9.1.5

written evidence (in a form acceptable to the Purchaser, acting reasonably) of the termination prior to the Closing Date of all agreements and arrangements (other than agreements or arrangements referred to or contemplated in this Agreement) between PTM (RSA) or any of its Affiliates, on the one hand, and the Company, on the other (or a written confirmation that no such agreements or arrangements exist);

9.1.6	certified copies of duly passed resolutions (in a form acceptable to the Purchaser, acting reasonably) of the board of directors of the Company:

9.1.6.1

authorising (subject to the terms and conditions of this Agreement and with effect from the Closing Date) the registration and transfer of the PTM (RSA) Sale Shares and the Africa Wide Sale Shares, and the cession of the PTM (RSA) Sale Claims, to the Purchaser, and instructing the company secretary of the Company to:

9.1.6.1.1	update the securities register of the Company to reflect the Purchaser as the registered owner of the PTM (RSA) Sale Shares and the Africa Wide Sale Shares; and

9.1.6.1.2

cancel the existing share certificate/s, which reflect PTM (RSA) and Africa Wide as the registered owners of the PTM (RSA) Sale Shares and the Africa Wide Sale Shares, respectively, and issue new share certificate/s to the Purchaser which reflect the Purchaser as the registered owner of the PTM (RSA) Sale Shares and the Africa Wide Sale Shares;

9.1.6.2

approving the appointment of the Purchaser's nominees to the board of directors of the Company, provided that the Purchaser provides the names and identity numbers of such nominees to PTM (RSA) at least 5 (five) Business Days before the Closing Date; and

9.1.6.3	noting the resignations of the persons referred to in clause 9.1.5;

9.1.7

certified copies of duly passed resolutions (in a form acceptable to the Purchaser, acting reasonably) of the Company’s shareholders appointing the Purchaser's nominees to the board of directors of the Company and removing any directors who haven’t provided written resignations as contemplated in 9.1.5, provided that the Purchaser provides the names and identity numbers of such nominees to PTM (RSA) at least 5 (five) Business Days before the Closing Date; and

9.1.8

the Purchaser shall thereupon allot and issue the PTM (RSA) Consideration Shares to PTM (RSA) and the Africa Wide Consideration Shares to Africa Wide in accordance with the provisions of clause 8 and subject to the provisions of clause 10, and accordingly cause PTM (RSA) and Africa Wide to be reflected in its corporate records as the registered holders of the PTM (RSA) Consideration Shares and the Africa Wide Consideration Shares, respectively.

9.2

Notwithstanding anything to the contrary anywhere else in this Agreement the Parties agree that all the matters to be completed pursuant to clause 9.1 shall be deemed to be have been completed simultaneously, and that none of them shall be deemed to have been completed unless all of them have been completed.

9.3

The Sellers and the Purchaser may, by agreement between them in writing, dispense with a meeting on the Closing Date and may instead provide for delivery of the documentation referred to in clause 9.1 in such other manner as they agree to be convenient.

10.	RBPLAT SHARE LOCK-UP

10.1	The PTM (RSA) Consideration Shares shall be issued to PTM (RSA), subject to a 120 (one hundred and twenty) day lock-up period (the Lock-up Period) which shall commence on the Closing Date.

10.2

For the duration of the Lock-up Period, PTM (RSA) shall not be entitled to sell, in any rolling 30 (thirty) day period, more than 33.33% (thirty three point three three percent) of the original allocation of PTM (RSA) Consideration Shares issued to it unless such sale is placed, with prior notification to the Purchaser by a licensed broker-dealer on an orderly sale basis to qualified institutional investors. In all cases, PTM (RSA) undertakes to only sell the PTM (RSA) Consideration Shares in an orderly fashion which does not distort the market.

11.	ENVIRONMENTAL GUARANTEE

11.1

On or before the Closing Date, the Purchaser shall have arranged and entered into an insurance policy or similar instrument in connection with environmental matters and/or rehabilitation obligations pertaining to the Maseve Mining Right (the Environmental Insurance Policy), which policy shall replace the Lombard Guarantee with effect from the Closing Date.

11.2	The effective date of the Environmental Insurance Policy shall be the later of the date on which the Lombard Guarantee is cancelled and the Closing Date.

11.3

The Purchaser and PTM (RSA) shall use reasonable commercial endeavours to ensure that the Lombard Guarantee is cancelled and the Environmental Insurance Policy becomes effective on the Closing Date, or as soon as reasonable possible thereafter, and that the Environmental Deposit Amount is forthwith paid to the Company.

11.4

The Purchaser undertakes to procure that the Company pays, and the Company undertakes to pay, the Environmental Deposit Amount to PTM (RSA), as soon as possible after the Lombard Guarantee has been cancelled and the Environmental Deposit Amount has been re-paid by Lombard Insurance Company Limited to the Company. The payment of the Environmental Deposit Amount by the Company to PTM (RSA) shall constitute full and final settlement of the loan that was made by PTM (RSA) to the Company, in an amount equal to the Environmental Deposit Amount, for purposes of enabling the Company to obtain the Lombard Guarantee.

12.	COREYARD

The Parties hereby agree that the core library on Portion 12 Elandsfontein, shall during the Interim Period, and in accordance with the Care and Maintenance Plan attached to the Sale of Business Agreement, be relocated to a property owned by the Company or the Purchaser.

13.	GENERAL WARRANTIES

13.1	Each Party warrants to the other Parties that as at the Signature Date and the Closing Date:

13.1.1	it is a company duly organised and validly existing under the laws of its jurisdiction of incorporation;

13.1.2

it has the necessary power and legal capacity to enter into and perform its obligations under this Agreement and all matters contemplated herein, to sue and be sued in its own name, to carry on the business which it conducts and to own its assets;

13.1.3	it has taken all necessary corporate and/or internal action to authorise the execution and performance of this Agreement;

13.1.4

the provisions of this Agreement are and shall remain legally binding on it and the obligations imposed on it pursuant to this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their terms; and

13.1.5	the execution of this Agreement and performance of its obligations hereunder does not and shall not:

13.1.5.1	contravene any Applicable Law to which it is subject;

13.1.5.2	contravene any provision of its constitutional documents;

13.1.5.3

conflict with, or result in a breach of any of the terms of, or constitute a default under any agreement or other instrument to which it is a party, or any licence or other authorisation to which it is subject, or by which it or any of its property or revenues are bound,

13.1.5.4	so as to prevent it from performing its obligations under this Agreement.

14.	WARRANTIES

Subject to the limitations set out in clause 16:

14.1

PTM (RSA) hereby gives, in favour of the Purchaser, the warranties more fully set out in Schedule 1, as at the Signature Date and the Closing Date, and every date in between (save where any warranty is expressly limited to a particular date);

14.2	Each such warranty referred to in clause 14.1:

14.2.1	is a separate warranty and is not limited or restricted by reference to or inference from the terms of any other warranty in this Agreement;

14.2.2	shall be deemed to be a material representation and warranty inducing the Purchaser to enter into this Agreement;

14.2.3	is, insofar as it is promissory or relates to a future event, deemed to have been given as at the date of fulfilment of the promise or future happening of the event, as the case may be; and

14.2.4	shall continue and remain in force notwithstanding the completion of the Share Transaction contemplated in this Agreement.

14.3

Save for those warranties expressly given or made in this Agreement and the Sale of Business Agreement, no other warranties and no representations whatsoever are given or made in respect of the PTM (RSA) Sale Equity, the Africa Wide Sale Share, the Company, the Business or otherwise, whether express, tacit or implied.

15.	INDEMNITIES

15.1

PTM (RSA) hereby indemnifies the Purchaser and holds it harmless from and against the entirety of any Losses (including all reasonable disbursements and fees of legal advisors on an attorney and own client basis incurred in connection with the investigation of, preparation for, defence and/or settlement of, any pending or threatened claim and any litigation or other proceeding arising therefrom, whether or not the Purchaser is a party) which the Purchaser may suffer or incur by reason of, or arising directly or indirectly out of, or in connection with:

15.1.1	any warranty given to the Purchaser by PTM (RSA) and/or the Company in terms of this Agreement being breached or not being true and correct as at the date given;

15.1.2

any Claims that may be made under or in respect of any Material Contract, but only if and to the extent that the claim is in respect of an obligation or liability incurred prior to the Closing Date under that Material Contract;

15.1.3	any Claims made against the Company by Redpath in relation to any amount owing by the Company in relation to:

15.1.3.1	the heads of terms entered into between the Company and Redpath on or about 10 January 2017; or

15.1.3.2	conveyor belt agreement entered into between the Company and Redpath on or about 29 Mary 2017;

15.1.4

any Claims made against the Company by Sandvik Credit South Africa Proprietary Limited (Sandvik) in relation to any amount owing by the Company in relation to the equipment leases entered into with Sandvik;

15.1.5	all obligations and liabilities of the Company arising on or before the Closing Date in relation to the Business:

15.1.5.1

under, in relation to or arising out of any breach of or liability under Environmental Law, including without limitation any obligation or liability arising from any failure to obtain a required authorisation, licence or permit, and any unlawful commencement or construction activity and all such obligations and liabilities in respect of the rehabilitation of: (i) the Immovable Properties; and (ii) any other areas over which the Business is conducted, including without limitation any and all claims in respect of non-point sources of significant contamination, which were unknown at the Signature Date, as a result of transboundary migration of significant contamination from the Immovable Properties and any other areas over which the Business is conducted; and

15.1.5.2

involving any hazardous substance, damage or harm to the Environment (irrespective of whether it is actual, latent or residual or whether it arises or is likely to arise at a different time from the actual activity that causes the contamination or whether it arises through an act or activity of any person that results in a change to the pre-existing contamination), site assessment or characterisation, remediation (including operation and maintenance), mine closure, treatment, containment, mitigation, removal, monitoring, assessing, resource damage, harm to a resource, enforcement proceedings, directives, compliance notices, other remediation or administrative orders, citizen suits, property damage, economic loss, personal injury or death of any employee or other individual, occupational or other exposure or actions whether claimed or instituted by one or more private parties (including the Parties hereto) or Governmental Entities), (all such Losses, collectively, Indemnified Liability Loss), provided that PTM (RSA) shall not be liable for any Indemnified Liability Loss.

15.2

PTM (RSA) shall be obliged to pay the Purchaser the amount of any Indemnified Liability Loss suffered or incurred as soon as (i) the Purchaser is obliged to pay the amount thereof (in the case of any Indemnified Liability Loss which involves a payment by the Purchaser to any third party) or the Purchaser incurs the Indemnified Liability Loss (in the case of a Indemnified Liability Loss which does not involve a payment by the Purchaser to any third party) and (ii) PTM (RSA) has received a written notice from the Purchaser demanding payment with respect to a Indemnified Liability Loss. For the sake of clarity, it is recorded that the Purchaser shall not be entitled to claim under this Agreement and the Sale of Business Agreement for the same Indemnified Liability Loss.

15.3

PTM (RSA) shall make all payments to be made by it under this Agreement without any Tax Deduction, unless a Tax Deduction is required by law. PTM (RSA) shall, promptly upon becoming aware that it must make a Tax Deduction (or that there is or will be any change in the rate or the basis of a Tax Deduction), notify the Purchaser accordingly. If a Tax Deduction is required by law to be made by PTM (RSA), the amount of the payment due from PTM (RSA) shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

15.4

Should PTM (RSA) fail to discharge any of the liabilities for which it indemnifies the Purchaser in terms of clause 15.1 (the Relevant Liabilities) as and when they fall due for payment and the Purchaser is held liable therefor, the Purchaser will, when it becomes aware thereof, without prejudice to its other rights in applicable Law or in terms of this Agreement, be entitled:

15.4.1	to require PTM (RSA), which will be obliged, to immediately settle such Relevant Liabilities; or

15.4.2

should PTM (RSA) fail to settle any of the Relevant Liabilities, to settle such Relevant Liabilities and to recover the amount of any such Relevant Liabilities so settled and all reasonable costs incurred in so doing from PTM (RSA) in terms of clause 15.1.

15.5	Step in rights in respect of the indemnities contemplated in clause 15.1

15.5.1

The Purchaser (the Indemnified Party) shall promptly notify PTM (RSA) (the Indemnifying Party) in writing of an indemnified claim under clause 15.1 (the Indemnified Claim) within a reasonable time of the Indemnified Party becoming aware thereof, to enable the Indemnifying Party to take steps to contest it.

15.5.2

The failure of the Indemnified Party to give prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party proves that it forfeited rights or defences by reason of such failure.

15.5.3

The Indemnifying Party shall have the right, at its sole option and expense, to appoint counsel satisfactory to the Indemnified Party (acting reasonably) within 10 (ten) Business Days of the receipt of written notice under clause 15.5.1 to elect in writing to contest (which shall include an appeal) any Indemnified Claim and shall be entitled to control the defence against, negotiate, settle or otherwise deal with the Indemnified Claim provided that:

15.5.3.1	it delivers a written indemnity to the Indemnified Party, indemnifying the Indemnified Party against all charges and all legal costs which may be incurred or awarded as a consequence of such steps;

15.5.3.2

the Indemnifying Party shall defend the Indemnified Claim on the same basis as it would act in circumstances where it were defending a dispute in its own name and shall at all stages and in all respects act in the best interests of the Indemnified Party (as if the relevant indemnity contemplated in this clause 15 did not exist) when defending the Indemnified Claim, taking into account, without limitation, the effect of the dispute on the Indemnified Party, the Indemnified Party's reasonable input and the advice of the Indemnified Party's and the Indemnifying Party's professional advisers;

15.5.3.3

the Indemnified Party shall give all reasonable assistance and information to the Indemnifying Party in the efforts of the Indemnifying Party to defend the Indemnified Claim. The Indemnified Party will allow the Indemnifying Party's authorised representatives reasonable access to its accounts, documents and records limited to the issues concerned to the extent that they are available, on the basis that all relevant copies may be made by the Indemnifying Party of the documents concerned so as to enable it to pursue any course of action appropriately;

15.5.3.4

the Indemnifying Party shall deliver to the Indemnified Party all correspondence and court documents relating to the dispute prior to submitting same and shall consider all reasonable comments of the Indemnified Party in relation to the content and sending of any written communications in respect of the Indemnified Claim;

15.5.3.5

the Indemnified Party shall be entitled on reasonable notice to meet or have calls with the Indemnifying Party and its professional advisers when it deems fit in order to obtain an update on the progress in respect of the Indemnified Claim;

15.5.3.6

the Indemnified Party shall be entitled to participate, at its own expense, in the defence of the Indemnification Claim, provided that the Indemnified Party shall be entitled to participate in any such defence with separate counsel (i) at the expense of the Indemnifying Party, if the use of separate counsel is requested by the Indemnifying Party or (ii) at the expense of the Indemnified Party, if separate counsel is used because, in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable;

15.5.3.7

the Indemnifying Party may not concede, settle, compromise and/or abandon the Indemnified Claim without the prior written approval of the Indemnified Party (not to be unreasonably withheld or delayed), provided that where: (a) the Indemnifying Party has recommended that the Indemnified Party concede, settle, compromise and/or abandon the Indemnified Claim (the Recommendation); and (b) the Indemnified Party does not approve the Recommendation, and thereafter the matter proceeds, the liability of Indemnifying Party in respect of the Indemnified Claim shall be proportionately reduced in respect of any amount of actual Loss suffered by the Indemnified Party which it can be established would not have been suffered had the Indemnified Party approved the Recommendation; and

15.5.3.8

the Indemnifying Party shall not be liable to the extent that the Relevant Liability arises as a result of or is increased by any action or omission by the Indemnified Party or the management of the Indemnified Party. For the avoidance of doubt, to the extent that the Relevant Liability does not arise as a result of any action or omission by the Indemnified Party or the management of the Indemnified Party and is only increased by such action or omission, the Indemnifying Party shall remain liable in respect of the Relevant Liability but shall not be liable in respect of such increase.

15.5.4

If the Indemnifying Party elects not to control the defence against, negotiate, settle or otherwise deal with any Indemnification Claim (including by not delivering to the Indemnified Party the necessary written election within the 10 Business Day period contemplated in clause 18.5.3), which relates to any Losses indemnified against by it under this Agreement, the Indemnified Party may control the defence against, negotiate, settle or otherwise deal with such Indemnification Claim, provided that the Indemnified Party shall take all reasonable steps to ensure that (i) any such defence, negotiation, settlement or other dealings shall be conducted at all times by the Indemnified Party in joint consultation with the Indemnifying Party and that (ii) all material decisions and actions in relation to any such defence, negotiation, settlement or other dealings are taken with the prior consent of the Indemnifying Party (such consent not to be unreasonably withheld or delayed). If the Indemnified Party elects in such circumstances to defend against, negotiate, settle or otherwise deal with such Indemnification Claim, the Indemnified Party shall deal with all such matters as expeditiously as is reasonably practicable. The Indemnifying Party's election not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, shall not absolve the Indemnifying Party from its liability in respect of any such Indemnification Claim.

16.	LIMITATION OF LIABILITY

16.1

No Party shall be liable to the others or their respective officers, directors and employees for any Claim, unless and until the accumulated aggregate Claim exceed USD100,000.00 (one hundred thousand Dollars) (the Basket), in which event the Party liable shall thereafter be responsible for all Claims including the amount of the Basket.

16.2

Notwithstanding anything to the contrary elsewhere in this Agreement, PTM (RSA)'s aggregate total liability under this Agreement and the Sale of Business Agreement to the Purchaser and RBR in relation to any Warranty Claims shall not in any circumstances exceed the amount of the Aggregate Consideration paid by RBR in terms of the Sale of Business Agreement and/or the Purchaser in terms of this Agreement, or otherwise settled by the Purchaser in accordance with the Scheme and this Agreement (including through the issue of RBPlat Shares or in terms of clause 7.2.

16.3

Notwithstanding anything to the contrary contained anywhere else in this Agreement (and without limiting any other defences which are available to a Party under law) the Parties shall not have any liability to each other under this Agreement:

16.3.1	for any consequential or special damage or loss, including loss of profit, loss of goodwill, injury to business reputation and/or loss of business opportunities;

16.3.2	in relation to a Warranty Claim, to the extent that the entire circumstances or facts giving rise to a Warranty Claim by the Purchaser are actually known to the Purchaser:

16.3.2.1

by way of disclosure in Schedule 1 of this Agreement (in sufficient detail and with sufficient context in order for the Purchaser to appreciate generally the existence of the Warranty Claim and the quantum thereof); or

16.3.2.2

by way of disclosure of information to the Purchaser in the Due Diligence Investigation (in sufficient detail and with sufficient context in order for the Purchaser to appreciate generally the existence of the Warranty Claim and the quantum thereof);

16.3.3	to the extent that the Claim is based on a liability that is contingent only, unless and until such contingent liability becomes due; and

16.3.4	to extent that (and only to the extent that) the Claim arises or is increased as a result of, or is otherwise attributable wholly or partly to:

16.3.4.1	any act or omission by the Company or PTM(RSA) at any time after the Signature Date at the request of, or with the approval of, the Purchaser; or

16.3.4.2

any voluntary act or omission on the part of the Purchaser or its directors, officers, employees or agents at any time after the Signature Date (other than in order to comply with applicable law, or in compliance with the terms of the Sub-contractor Agreement and/or the Transaction Agreements or constructively engaging with any regulator or otherwise than in conducting the Plant Business in the ordinary course of business).

17.	TERMINATION

17.1	This Agreement may be terminated prior to the Closing Date as follows:

17.1.1	by mutual written consent of the Parties;

17.1.2	by the Purchaser if:

17.1.2.1

the Company or PTM (RSA) fails in any respect to perform any of its material obligations or undertakings under this Agreement when performance thereof is due, and does not remedy (if remediable) such failure within 10 (ten) Business Days (or such later date as the Parties may agree in writing) after the Purchaser delivers written notice thereof (or, if sooner, prior to the Closing Date);

17.1.2.2	the Company or PTM (RSA) is provisionally or finally liquidated or becomes subject to any other statutory business rescue process (or any application is launched in that regard);

17.1.2.3

the Purchaser becomes aware that there is a breach of any one or more of the warranties given by PTM (RSA) or the Company under this Agreement, or any combination of them, provided that it is reasonably likely that the Purchaser could suffer a Loss, in aggregate, equal or more than an amount equivalent to at least 10% of the Share Consideration if the Share Transaction contemplated under this Agreement were implemented on the Closing Date, and PTM (RSA) or the Company does not cure such breach or breaches within 10 (ten) Business Days (or such later date as the Parties may agree in writing) after the Purchaser delivers written notice thereof (or, if sooner, prior to the Closing Date);

17.1.2.4	the Purchaser determines, in its reasonable discretion, that a Material Adverse Effect has occurred;

17.1.2.5	the Company and/or PTM (RSA) breach the provisions of clause 18; or

17.1.2.6	the Sale of Business Agreement lapses or is terminated.

17.1.3

by PTM (RSA) if (i) the Sale of Business Agreement lapses or is terminated; or (ii) the Purchaser fails in any respect to perform any of their material obligations or undertakings under this Agreement, when performance thereof is due, and does not remedy (if remediable) such failure 10 (ten) Business Days (or such later date as the Parties may agree in writing) after PTM (RSA) delivers written notice thereof (or, if sooner, prior to the Closing Date).

17.2	It shall be a Condition of the Scheme that if this Agreement terminates prior to the Closing Date, the Scheme shall automatically terminate.

18.	ANNOUNCEMENTS AND CONFIDENTIALITY

18.1

Any information obtained by any Party in terms, or arising from the implementation of this Agreement as well as the existence and terms of this Agreement shall be treated as confidential by the Parties and shall not be used, divulged or permitted to be divulged to any person not being a Party to this Agreement, without the prior written consent of the other Parties save that:

18.1.1

each Party shall be entitled to disclose such information to its employees, and to its directors, shareholders, professional advisors and funders, in each case who have a need to know for purposes of implementing the Share Transaction contemplated by this Agreement and the Company and PTM (RSA) shall be entitled to disclose such information to Sprott and LMM and their respective employees, directors, shareholders and professional advisors, provided such persons have been directed by the disclosing Party to keep such information confidential and have undertaken to keep such information confidential;

18.1.2

each Party shall be entitled to disclose any information which is required to be furnished by Law or regulation or by any recognised stock exchange (in the case of a recognised stock exchange, the provisions of clause 18.3shall apply);

18.1.3	no Party shall be precluded from using or divulging such information in order to pursue any legal remedy available to it;

18.1.4

each Party shall be entitled to disclose such information if such information is or becomes generally available to the public other than by the negligence or default of such Party or by the breach of this Agreement by such Party;

18.1.5	each Party shall be entitled to disclose such information if the Party which disclosed same confirms in writing that it is disclosed on a non-confidential basis; or

18.1.6

each Party shall be entitled to disclose such information if such information has lawfully become known by or come into the possession of such Party on a non-confidential basis from a source other than the Party having the legal right to disclose same.

18.2	In the event that a Party is required to disclose information as contemplated in clause 18.1.2, such Party will:

18.2.1	advise any Party/ies in respect of whom such information relates (the Relevant Party/ies) in writing prior to disclosure, if possible;

18.2.2	take such steps to limit the disclosure to the minimum extent required to satisfy such requirement and to the extent that it lawfully and reasonably can;

18.2.3	afford the Relevant Party/ies a reasonable opportunity, if possible, to intervene in the proceedings;

18.2.4	comply with the Relevant Party/ies’ reasonable requests as to the manner and terms of such disclosure; and

18.2.5	notify the Relevant Party/ies of the recipient of, and the form and extent of, any such disclosure or announcement immediately after it was made.

18.3

The Parties understand and agree that Purchaser is listed on the JSE and PTM is listed on the Toronto Stock Exchange and NYSE MKT LLC and may be required, in terms of the laws of South Africa, Canada and United States of America, respectively, and/or the requirements of the JSE, Toronto Stock Exchange and NYSE MKT LLC, as applicable, to issue a public announcement outlining the terms of this Agreement following the Signature Date, and that the Share Transaction contemplated in this Agreement will be made public. Each Party shall make a copy of such public announcement available to the other Parties prior to making such announcement with a view to the Parties agreeing the content of same within 3 (three) Business Days of receipt of same, or such shorter period as may be required by any Applicable Law or the relevant listing requirements.

18.4

The Parties shall use reasonable endeavours to procure that their respective directors, employees, shareholders, professional advisors and funders observe a corresponding obligation of confidence to that set out in clauses 18.1 to 18.3 (both inclusive) in relation to the Parties themselves.

19.	DISPUTE RESOLUTION

19.1

For the purposes of this clause 19, the term “dispute” shall be interpreted in its widest sense and shall include any dispute or difference in connection with or in respect of the conclusion or existence of this Agreement, the carrying into effect of this Agreement, the interpretation or application of the provisions of this Agreement, the Parties’ respective rights and obligations in terms of and arising out of this Agreement or the validity, enforceability, rectification, termination or cancellation, whether in whole or in part, of this Agreement.

19.2	Any dispute between any of the Parties arising in connection with this Agreement or its subject matter shall be submitted to and determined by arbitration in accordance with this clause 19.

19.3

If the Parties are unable to resolve a dispute by mutual agreement within 10 (ten) Business Days after the dispute is first communicated in writing by any of the Parties to the other Parties, then the dispute shall be submitted to and decided by arbitration in accordance with the rules of the Arbitration Foundation of Southern Africa, by an arbitrator agreed upon between the Parties or, failing agreement, appointed by that Foundation.

19.4	Unless otherwise expressly agreed by the Parties in writing the arbitration proceedings shall be held at Sandton, South Africa.

19.5	The arbitrator shall be obliged to give in writing the reasons for any decision made by him in the course of the arbitration.

19.6	The provisions of this clause 19:

19.6.1

constitute an irrevocable consent by the Parties to the arbitration proceedings provided for herein and none of the Parties shall be entitled to withdraw from the provisions of this clause or claim at any such proceedings that it is not bound by this clause or such proceedings;

19.6.2	are severable from the rest of this Agreement and shall remain in effect despite the termination, cancellation, invalidity or alleged invalidity of this Agreement for any reason whatsoever.

19.7

Nothing in this clause 19 shall preclude any Party from seeking interim and/or urgent relief from a Court of competent jurisdiction and to this end the Parties hereby consent to the jurisdiction of High Court of South Africa (Gauteng Local Division, Johannesburg).

20.	ADDRESSES FOR LEGAL PROCESSES AND NOTICES

20.1	The Parties choose for the purposes of this Agreement the following addresses:

20.1.1	The Purchaser:

Physical Address: The Pivot, No.1 Monte Casino Boulevard, Block C, Floor 4;

E-mail: lester@bafokengplatinum.co.za;

Att: Lester Jooste;

20.1.2	PTM (RSA):

Physical Address: 1st Floor, Platinum House, 24 Sturdee Avenue, Rosebank, Johannesburg;

E-mail: mwasserfall@platinumgroupmetals.co.za with a copy to allan.reid@cdhlegal.com;

Att: M Wasserfall;

20.1.3	The Company:

Physical Address: 1st Floor, Platinum House, 24 Sturdee Avenue, Rosebank, Johannesburg;

E-mail: mwasserfall@platinumgroupmetals.co.za with a copy to allan.reid@cdhlegal.com;

Att: M Wasserfall.

20.2

Any legal process to be served on any of the Parties may be served on it at the address specified for it in clause and it chooses that address as its domicilium citandi et executandi for all purposes under this Agreement.

20.3

Any notice or other communication to be given to any of the Parties in terms of this Agreement shall be valid and effective only if it is given in writing, provided that any notice given by email shall be regarded for this purpose as having been given in writing.

20.4

A notice to any Party which is sent by hand in a correctly addressed envelope to the address specified for it in clause 20.1 shall be deemed to have been received on the day of delivery, provided it was delivered to a responsible person during ordinary business hours.

20.5

Each notice by email to a Party at the email address specified for it in clause 20.1 shall be deemed to have been received (unless the contrary is proved) within 4 (four) hours of transmission if it is transmitted during normal business hours of the receiving Party or within 4 (four) hours of the beginning of the next Business Day at the destination after it is transmitted, if it is transmitted outside those business hours.

20.6

Notwithstanding anything to the contrary in this clause 20, a written notice or other communication actually received by any Party shall be adequate written notice or communication to it notwithstanding that the notice was not sent to or delivered at its chosen address.

20.7

Any Party may by written notice to the other Parties change its physical or email address for the purposes of clause 20, to any other address (other than a post office box number) provided that the change shall become effective on the seventh day after the receipt of the notice.

21.	GENERAL

21.1	Remedies

Save as expressly otherwise provided, no remedy conferred by this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, by statute or otherwise. Save as expressly otherwise provided, each remedy shall be cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law, by statute or otherwise. The election of any one or more remedy by any of the Parties shall not constitute a waiver by such Party of the right to pursue any other remedy.

21.2	Waiver

The failure by any of the Parties to enforce any provision of this Agreement shall not affect in any way that Party’s right to require performance of the provision at any time in the future, nor shall the waiver of any subsequent breach nullify the effectiveness of the provision itself.

21.3	Severance

If any provision of this Agreement, which is not material to its efficacy as a whole, is rendered void, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the Parties shall endeavour in good faith to agree an alternative provision to the void, illegal or unenforceable provision.

21.4	Survival of Rights, Duties and Obligations

Termination of this Agreement for any cause shall not release a Party from any liability which at the time of termination has already accrued to such Party or which thereafter may accrue in respect of any act or omission prior to such termination.

21.5	Entire Agreement

This Agreement contains the entire agreement between the Parties in regard to the sale and purchase of the Sale Equity and the Scheme and, save as is expressly provided for in this Agreement, none of the Parties shall have any claim or right of action arising from any undertaking, representation or warranty not included in this Agreement. If there is any conflict between this Agreement and the Term Sheet, this Agreement shall prevail.

21.6	Indulgence

No indulgence, leniency or extension of time which any Party (the Grantor) may grant or show to the others shall in any way prejudice the Grantor or preclude the Grantor from exercising any of its rights in the future.

21.7	No Cession or Assignment

Except as expressly provided to the contrary in this Agreement, no Party shall be entitled to cede, assign, transfer or delegate all or any of its rights, obligations and/or interest in, under or in terms of this Agreement to any third party without the prior written consent of the other Parties (which consent shall not be unreasonably withheld), save the Purchaser shall be entitled to cede, assign, transfer or delegate all or any of their rights, obligations and/or interest in, under or in terms of this Agreement to any member of the Purchaser Group.

21.8	Non Variation

Save as otherwise expressly provided, no agreement to amend, add to or otherwise vary or waive any of the provisions of this Agreement or to cancel or terminate it shall be effective unless made in writing and duly signed by the Parties or on their behalf by their duly authorised agents.

21.9	Good Faith

Each of the Parties undertakes with each of the other Parties to do all things reasonably within its power which are necessary or desirable to give effect to the spirit and intent of this Agreement.

21.10	Further Assurances

The Parties shall co-operate with each other and execute and deliver to the other Parties such other instruments and documents and take such other actions as may be reasonably requested from time to time in order to carry out, evidence and confirm their rights and the intended purpose of this Agreement.

21.11	Costs

Save as provided otherwise in this Agreement, each Party shall bear its own legal costs in respect of the negotiation, preparation and conclusion of this Agreement and all other documents necessary to give effect to this Agreement.

The Purchaser shall be liable for the securities transfer tax levied in respect of the transfer of the Sale Shares under this Agreement.

21.12	Governing Law

The validity of this Agreement, its interpretation, the respective rights and obligations of the Parties and all other matters arising in any way out of it or its expiration or earlier termination for any reason shall be determined in accordance with the laws of South Africa.

21.13	Counterparts

This Agreement may be executed in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SIGNED at __Fourways____________ on this the __23rd_______ day of _November________ 2017.

For and on behalf of
ROYAL BAFOKENG PLATINUM LIMITED

/signed/
Signatory:
Capacity:
Who warrants his authority hereto

SIGNED at _Vancouver__________ on this the __23rd____ day of November________ 2017.

For and on behalf of
PLATINUM GROUP METALS (RSA) PROPRIETARY
LIMITED

/signed/
Signatory:
Capacity:
Who warrants his authority hereto

SIGNED at _Vancouver__________ on this the __23rd____ day of November________ 2017.

For and on behalf of
MASEVE INVESTMENTS 11 PROPRIETARY LIMITED

/signed/
Signatory:
Capacity:
Who warrants his authority hereto

SCHEDULE 1

PTM (RSA) WARRANTIES

PTM (RSA) gives the Purchaser the warranties set out in this Schedule 1 on the basis set out in clause 14 of the Agreement and warrants to the Purchaser (i) as at the Signature Date and (ii) immediately prior to Closing on the Closing Date, and every date in between, that each of the warranties set out in this Schedule 1 is true, accurate and correct

1.	OWNERSHIP AND TITLE OF PTM (RSA) AND AFRICA WIDE

1.1	PTM (RSA)

1.1.1	PTM (RSA) is the sole beneficial owner of the PTM (RSA) Sale Shares and is registered as the sole owner of the PTM (RSA) Sale Shares.

1.1.2	PTM (RSA) is the sole beneficial owner of the PTM (RSA) Sale Claims.

1.1.3

As at the Closing Date, PTM (RSA) has full authority and is entitled and able to give free and unencumbered title to the PTM (RSA) Sale Equity to the Purchaser, and there are no Encumbrances in relation the PTM (RSA) Sale Equity.

1.1.4	As at the Closing Date, no person will have any right (including any option or right of first refusal) to acquire any of the PTM (RSA) Sale Equity.

1.2	Africa Wide

1.2.1	To the best of PTM (RSA)’s knowledge and belief, Africa Wide is the sole beneficial owner of the Africa Wide Sale Shares and is registered as the sole owner of the Africa Wide Sale Shares.

1.2.2

To the best of PTM (RSA)’s knowledge and belief, as at the Closing Date, Africa Wide is entitled and able to give free and unencumbered title to the Africa Wide Sale Shares to the Purchaser, and there are no Encumbrances in relation to the Africa Wide Sale Shares.

1.2.3	Africa Wide has no claims of any nature whatsoever, including claims on loan account, against the Company.

1.2.4	To the best of PTM (RSA)’s knowledge and belief, as at the Closing Date, no person will have any right (including any option or right of first refusal) to acquire any of the Africa Wide Sale Shares.

1.3	As at the Closing Date, no person will have any right to require the Company to increase or otherwise vary its authorised or issued share capital.

2.	STATUS AND SHARES OF THE COMPANY

2.1

The Company is incorporated in South Africa as a profit company with limited liability, and no steps have been taken in respect of the deregistration of the Company in terms of section 82(3) of the Companies Act.

2.2	No person is entitled to an order requiring the Company to change its corporate name.

2.3

The Company is authorised to issue 1 000 000 (one million) ordinary no par value shares of the same class, all ranking pari passu in all respects, of which 26,464 (twenty six thousand, four hundred and sixty four) ordinary no par value shares have been issued, the consideration payable for such shares has been received by the Company and no shares are held in trust in terms of the provisions of section 40(5)(b)(ii) of the Companies Act.

2.4	The PTM (RSA) Sale Shares and the Africa Wide Sale Share collectively constitute 100% (one hundred percent) of the total issued shares of the Company.

2.5

The Company is not under any obligation (whether contingent upon the exercise of any right or otherwise) to increase, reduce or otherwise howsoever to vary its authorised or issued share capital or shares, to vary any of the rights attaching to any of the Sale Shares or to create or issue any debentures.

2.6	No person is or will be entitled to participate in or to receive a commission on the profits or dividends of the Company except as a shareholder thereof.

2.7

The Company has not issued or awarded any capitalisation or bonus shares, and have not resolved to do so and are under no enforceable obligation in this regard. The Company has not issued or is under any obligation to issue any share options or any share warrants.

2.8

No person has any right whatsoever (whether pursuant to any option, right of first refusal or otherwise) to subscribe for any unissued shares in the Company or to acquire any issued shares in the Company other than the Purchaser in terms of this Agreement.

2.9

All taxes legally payable on the creation and the issue of the PTM (RSA) Sale Equity and the Africa Wide Sale Shares and on any previous transfers of the PTM (RSA) Sale Equity and the Africa Wide Sale Shares have been fully paid.

2.10	The Company does not have any subsidiaries, or is not party to any joint venture or partnership arrangements.

2.11	The Scheme has been properly implemented in accordance with the provisions of the Companies Act, as at the Closing Date.

3.	SOLVENCY

3.1

Neither the Company nor PTM (RSA) is insolvent nor have they committed any act which, if they were a natural person, would be an act of insolvency as defined in the Insolvency Act and have not been deemed to be unable to pay its debts in terms of the Companies Act and PTM (RSA) is not aware of any circumstances which may lead to such an event.

3.2

No order has been made, petition presented or resolution passed for the winding-up or deregistration of the Company and/or PTM (RSA) or the placing of the Company and/or PTM (RSA) under business rescue proceedings and no steps have been taken, and the Sellers are not aware of any steps that are pending or threatened, for the appointment of a liquidator or business rescue practitioner for the Company and/or PTM (RSA).

4.	AUDITED ACCOUNTS AND MANAGEMENT ACCOUNTS

4.1	The Audited Accounts and Management Accounts (collectively, the Accounts):

4.1.1	comply with and will comply with the requirements of the Companies Act;

4.1.2	have been and will be prepared in accordance with IFRS;

4.1.3

give and will give a full and fair view of the financial position and profits of the Company at and for the period to which they relate and fairly present the state of affairs of and the Business of the Company;

4.1.4	include sufficient provisions for doubtful accounts receivable, as required and recommended by the provisions of IFRS;

4.1.5	do not contain, and will not contain, any qualification.

4.1.6	save as noted therein, reflect no change in any of the basis of accounting or accounting principles used in respect of any material item;

4.1.7	reflect and disclose all liabilities of the Company and the Group, actual or contingent, at their full amount;

4.1.8	depreciate and will depreciate all fixed assets on the same basis as in the past;

4.1.9	were and will be prepared on a consistent basis applying the same accounting policies as have been adopted in previous years;

4.1.10	do not provide and will not reflect any revaluations of assets;

4.1.11

adequately provide for bad and doubtful debts as well as for any and all accrued liabilities, including leave pay, accrued holiday pay, pensions, bonuses, payments relating to retrenchments or other similar payments or liabilities to employees; and

4.1.12	reflect and will reflect all assets owned by the Company.

4.2	All provisions contained or brought to account are adequate and sufficient in respect of the matters to which they relate, including but not limited to foreign exchange commitments.

4.3	The Audited Accounts have been approved and signed by the directors of the Company.

4.4	Since the Accounts Date:

4.4.1	there has been no Material Adverse Effect.

4.4.2	except as part of its Business, the Company has not:

4.4.2.1.1	acquired or disposed of, or agreed to acquire or dispose of, an asset for an amount which is lower than open market arm's length value; or

4.4.2.1.2	assumed or incurred, or agreed to assume or incur, any material liability or obligation (including a contingent liability).

5.	BOOKS AND RECORDS

5.1	The books and other records of the Company:

5.1.1

have been fully, properly and accurately prepared and at all times have been fully, properly and accurately maintained and are properly written up to date in each case as required by law, and will be so kept to the Closing Date;

5.1.2	are accurate in all material respects;

5.1.3	are in the possession or under the control of the Company.

6.	TAX

6.1

During the 5 (five) years immediately preceding the Closing Date, all proper returns that may have become due by the Company from time to time under any law administered by the Commissioner for the South African Revenue Service or an equivalent revenue authority in any foreign jurisdiction (Revenue Authority) have been duly made and such returns are not and will not be the subject of any dispute with any Revenue Authority.

6.2

All returns by the Company in respect of tax have been rendered on a proper basis, are correct in all material respects and will not become the subject matter of any dispute with or claim by any Revenue Authority or any other competent authority.

6.3

No Revenue Authority has reopened, and so far as the Sellers are aware no Revenue Authority will reopen, any existing tax assessment in respect of the Company and, so far as the Sellers are aware, no grounds exist for the re-opening of any existing assessment.

6.4

The tax files relating to the correspondence with, and queries from, any Revenue Authority have been made available by PTM (RSA) to the Purchaser and contain adequate records of all queries raised by any Revenue Authority official and the replies thereto.

6.5	The Company is not in breach of any law relating to Tax.

6.6	The Company is not engaged in or a party to any appeal against the disallowance by a Revenue Authority of any objection lodged by the Company.

6.7

Save to the extent specifically provided in the Audited Accounts and the Management Accounts, no liability for tax on the part of the Company has been postponed, nor has any agreement been entered into between any the Company and a Revenue Authority to that effect.

6.8	All liability for tax arising for all periods prior to the Closing Date, is fully provided for in the Audited Accounts and the Management Accounts.

6.9	So far as PTM (RSA) is aware:

6.9.1	no facts or circumstances exist which could cause a Revenue Authority to disallow any existing assessed loss or the carrying forward of such loss; and

6.9.2	the Company has not been a party to any scheme or arrangement of which the sole or main purpose was the avoidance or postponement of or reduction in liability to Tax.

7.	ASSETS AND LIABILITIES OF THE COMPANY

7.1	The Company owns or validly leases or licences, and is in lawful possession of, all the Maseve Equipment and Inventory Items.

7.2	No person has any right (whether pursuant to any option, right of first refusal or otherwise) to purchase or acquire (whether as security or otherwise) any of the Maseve Equipment and Inventory Items.

7.3

To the best of PTM (RSA)’s knowledge and belief, the Maseve Equipment and Inventory Items belonging to the Company are in good working order and condition, fair wear and tear excepted, have been properly maintained and are capable of carrying out the functions for which it is intended.

7.4	The Company does not has any liabilities (whether actual, or contingent) other than:

7.4.1

those liabilities which are brought to account or fully provided for in the Audited Accounts and the Management Accounts and in the case of contingent liabilities referred to by way of appropriate notes in the Audited Accounts and the Management Accounts; and

7.4.2	liabilities incurred in the normal and ordinary course of its business during the period following the period covered by the Audited Accounts and Management Accounts.

7.5	The Company is not liable whether contingently or otherwise for the liabilities of any third party whether as surety, co-principal debtor, guarantor, indemnitor or otherwise.

7.6	There are no amounts of any kind owing by the Company to PTM (RSA) or Africa Wide, save for the PTM (RSA) Sale Claim to be acquired by the Purchaser in terms of the Agreement.

7.7

The total borrowings of the Company do not exceed any limitation on its borrowing powers contained in the MOI or prescribed in terms of any board or shareholder resolution or in any contract with a third party. No member of the PTM Group has received formal or informal notification from any lenders of funds to any member of the PTM Group requiring repayment of all or part of such loans before the maturity date, nor has it received from such lenders any notice of default that is still current.

7.8	The Maseve Equipment and Inventory Items (excluding the Redpath conveyor belts) are not and will not be subject to any:

7.8.1	hire-purchase agreement;

7.8.2	credit agreement, installment, hire-purchase or suspensive sale arrangement, lease or any like arrangement, whatever its form may be;

7.8.3	any Encumbrance; or

7.8.4	other right in favour of any third person.

7.9

No person has or will have any right (including any option or right of first refusal or pre-emption) to purchase any of the Maseve Equipment and Inventory Items of the Company, other than for RBR in terms of the Plant Transaction

8.	REMAINING IMMOVABLE PROPERTIES

8.1	The Company is the registered owner of and is entitled to occupy the Remaining Immovable Properties.

8.2

The Remaining Immovable Properties are not subject to any servitude, whether personal or praedial, other than the servitudes recorded against the title deeds of the relevant Remaining Immovable Property, or provided for in any applicable town planning scheme, and no agreement will have been entered into whereby any restrictive condition or servitude is to be attached to the Remaining Immovable Properties, except for certain servitudes in favour of Magalies Water Board which are yet to be registered.

8.3

The use of the Remaining Immovable Properties is not subject to any restrictions imposed as a result of the presence of a major hazard installation (as defined in the Occupational Health and Safety Act, No. 85 of 1993) on or near the Remaining Immovable Properties.

8.4

The Company has made all payments which are due and payable in respect of municipal and/or other assessment rates, taxes and other imposts of whatsoever nature in respect of the Remaining Immovable Properties, and all charges in respect of water, sewerage, gas and electricity supplied to or consumed on the Remaining Immovable Properties.

8.5

The Company has complied with all Applicable Laws in respect of any installations in or on all buildings and all fixed improvements erected on the Remaining Immovable Properties and has maintained all equipment and service installations provided in or in connection with all buildings and all fixed improvements erected on the Remaining Immovable Properties.

8.6	Each of the Remaining Immovable Properties is zoned for the purpose for which it is used.

8.7

The buildings, including outbuildings, and all fixed improvements erected on the Remaining Immovable Properties, other than in regard to the Sundown Ranch, are structurally sound and have been erected in terms of:

8.7.1	plans approved in writing by the relevant local or other competent authority and in accordance with the provisions of the National Building Regulations and Building Standards Act, No. 103 of 1977, and

8.7.2

all other Applicable Laws, by-laws and applicable regulations, including any applicable town- planning scheme, building line or height restriction, and the conditions of the title deeds of the Remaining Immovable Properties.

8.8

The Company has complied with all its legal obligations in respect of installations in or on the Remaining Immovable Properties. The Company has maintained all mechanical equipment and service installations provided in or in connection with buildings erected on the Remaining Immovable Properties. All electrical installations comply with the safety requirements in accordance with the provisions of the Occupational Health and Safety Act, No. 85 of 1993 and the Mine Health and Safety Act, No. 29 of 1996.

8.9

The Remaining Immovable Properties and all buildings and erections thereon comply in every respect with all governmental or other authorities' requirements relating thereto. The Company is not under any obligation to make any alterations, repairs or additions to the Remaining Immovable Properties or to any buildings or erections thereon.

8.10

No notice has been received by the Company or any of its agents of the intention of any authority to expropriate the Remaining Immovable Properties or any portion/s thereof nor is the Company aware of any intention to expropriate the Remaining Immovable Properties or any portions thereof by any such authority.

8.11

No claims have been made under the Restitution of Land Rights Act, No. 22 of 1944, as amended, against the Immovable Properties, not to the best of knowledge and belief of PTM (RSA) are any such claims pending or intended.

8.12	No Regulated Material is stored or impounded on the Remaining Immovable Properties or has ever been disposed of at any place within the Remaining Immovable Properties.

8.13	The soil and water forming part of the Remaining Immovable Properties is not polluted and the Company, its directors, managers, employees or agents have not ever:

8.13.1	disposed of any waste (including effluent) or any radioactive or hazardous substance, on or in the Remaining Immovable Properties; or

8.13.2	undertaken any activities that are likely to have caused such pollution.

9.	ENVIRONMENTAL, HEALTH AND SAFETY AND MINING

9.1	Environmental, Health and Safety

9.1.1

The Company has at all times conducted the Business subject to and in conformity with its EMPs, all Environmental Laws and with all relevant environmental approvals, which environmental approvals are and remain in full force and effect and in respect of which the Company is not in material breach.

9.1.2	The Company has in the past complied with, and is in compliance with all Environmental Laws, and in particular the Company:

9.1.2.1

has all Environmental Law licences and approvals that are required for the lawful conduct of the Business and is not aware of any fact or circumstance that may result in the cancellation, withdrawal or non-renewal of any of them;

9.1.2.2

has taken all reasonable measures to prevent any pollution or degradation of the Environment occurring as a result of the undertaking of the Business or emanating from land that it owns, controls, or have the right to use, and to minimise or rectify any such pollution or degradation that has arisen;

9.1.2.3

does not have any outstanding obligations under any Environmental Law to remedy any environmental harm, remediate any land, demolish any buildings or structures, or make any alterations, repairs or additions to any immovable property; and

9.1.2.4	has reported and dealt with incidents that potentially threatened the environment or human health or safety, as required by the Environmental Laws.

9.1.3	The Company is in compliance with any contractual obligations that it has assumed or contractual undertakings that it has given to monitor or remedy its impacts on the Environment.

9.1.4	The Company has made adequate financial provisions for the remediation of any environmental damage to the Immovable Properties arising from the conduct of the Business.

9.1.5	No radioactive substance forms part of the assets of the Company or is used in its Business.

9.1.6	The Company is not the subject of any environmental audit, being an investigation, test, inspection or study performed by or at the request of any governmental agency or authority.

9.1.7	The Company has not received any:

9.1.7.1

notice from any enforcement authority, or other person, concerning any alleged breach of an Environmental Law or requiring measures to be taken to protect the health and well- being of any person, to stop pollution of the Environment, to remedy ecological degradation, or to pay any costs incurred by a public body in doing so; or

9.1.7.2

notification or threat of legal proceedings (including civil, criminal and administrative proceeding) in respect of, or resulting from, any breach of any Environmental Law and no such proceedings are under way, or are pending against it.

9.1.8

There are no pending, existing or threatened claims, assessments or litigation with respect to any alleged or actual non-compliance with any of the Environmental Laws in any part of the Business or any of its Immovable Properties, including, without limitation, the receipt of any notice from any governmental body, agency or authority claiming breach of any environmental consent, Environmental Laws or health and safety law, the need for any remedial works, repair, reinstatement or clean-up of any land, nor any act, omission, event or circumstance giving rise to or likely to give rise to any action, claim, investigation, proceedings, suit or any liability under any of the Environmental Laws or health and safety laws.

9.1.9

PTM (RSA) or the Company has not received any notification of and has no knowledge of any proceedings and/or threatened proceedings in respect of any material breach by the Company of Environmental Laws in respect of the operation of the Business and PTM (RSA) irrevocable and unconditionally undertakes to notify (and procure that the Company notifies) the Purchaser and to provide the Purchaser with copies of any and all such notifications which PTM (RSA) or the Company may receive subsequent to the Closing Date in respect of proceedings and/or threatened proceedings in respect of any material breach of Environmental Laws in respect of any period prior to the Closing Date.

9.1.10

All buildings, structures, foundations, mine workings, tailings dams, rock dumps, roads and equipment present on the Immovable Properties and all similar assets of the Company have been designed, constructed, manufactured and maintained in accordance with all Applicable Laws relating to mining, construction and all Environmental Laws relating to mining and construction.

9.1.11

No material spill, discharge, leak, omission, ejection, escape or dumping of any toxic or hazardous substance or waste has occurred over the Mining Area over which the Maseve Mining Right are registered.

9.1.12	All environmental matters and rehabilitation obligations have been disclosed to the Purchaser.

9.2	Mining

9.2.1

The Company has at all material stages conducted its Business and has carried on all of its operations and activities in substantial compliance with all Applicable Laws, regulations and by-laws relating to mining and prospecting, including the MPRDA, the Maseve Mining Right and all prospecting rights held by the Company, and the Mine Health and Safety Act, 29 of 1996 (Mining Laws).

9.2.2

There is no criminal, civil or administrative action, claim, investigation or other proceedings or suit pending or threatened against the Company arising from or relating to any of the Mining Laws, and there are no circumstances existing which may lead to any such action, claim, investigation, proceeding or suit.

9.2.3

No mining or prospecting operations are being conducted in or are planned for any area that has been declared or is deemed to be a protected area pursuant to any national or provincial legislation, including the National Environmental Management Protected Areas Act, 57 of 2003.

9.2.4	There is no impediment which will prevent the conduct of prospecting or mining or other activities in terms of any rights, permits or permissions held by the Company.

9.2.5	No prospecting or mining operations are carried out by the Company for an area or mineral for which no prospecting or mining right is held.

9.2.6

The Company has all valid rights to prospect or mine, to mineral ownership and mining title and all permits necessary or desirable for the carrying on of the Business and these are not limited in duration or subject to onerous conditions other than as recorded therein, are in full force and effect and have been, are big and will continue to be complied with, and there is no investigation, enquiry or proceeding outstanding or anticipated which is likely or may result in a suspension, cancellation, modification or relocation of any such title or permits.

9.2.7

No permits, or any authority of the Company has been breached or is likely to be suspended, cancelled, refused, modified or revoked (whether as a result of the execution of this Agreement, the Sale of Business Agreement or otherwise).

9.2.8	The Company is the holder of the Maseve Mining Right.

9.2.9

PTM (RSA) and the Company are not aware of any act or omission on the part of the Company which would warrant or might reasonably result in the revocation, cancellation, termination, suspension of, or materially adverse amendment to, the Maseve Mining Right.

9.2.10	The Company has access to an adequate, secure, reliable and ongoing supply of electrical power and water in order to enable it to conduct its Business.

9.2.11	The Company has at all material times applied good and generally acceptable mining practices in relation to the conduct and operation of the Business.

9.2.12	The Maseve Mining Right is in good standing and is of full force and effect in accordance with all applicable laws and shall be maintained and renewed as need be until the Closing Date.

9.2.13	The Maseve Mining Right is not subject to any option or right of first refusal.

9.2.14

The Maseve Mining Right is not subject to any restriction or condition which is not currently referred to in the title to the notarially executed version of Maseve Mining Right or in the titled deeds of the immovable properties which are the subject of the Maseve Mining Right.

9.2.15	The areas subject to the Maseve Mining Right are clear of all liens, charges, Encumbrances or conflicting claims of any nature whatsoever.

9.2.16

The Company is not aware of any breach of the Mining Laws, have received any written or verbal communication from the DMR advising of any alleged breach of the requirements of the MPRDA and/or the Mine, Health and Safety Act, 29 of 1996, arising from any operations conducted by the Company and has received no directive, nor any threat of a directive, to cease such operations.

9.2.17	The Company has filed all reports and returns which it is required to submit in terms of the MPRDA or in terms of the Maseve Mining Right.

9.2.18	No application to transfer the Mining Right or any interest has been made by the Company to the Minister of Mineral Resources in terms of section 11 of the MPRDA.

9.2.19	No mortgage bond or other form of security or Encumbrance has been granted over the Maseve Mining Right.

9.2.20

The Company has made all necessary provision for rehabilitation pursuant to the requirements of the MPRDA in respect of both premature closure costs and life of mine closure costs, and the Company has not been notified by the DMR or any internal or external consultant appointed by it of any underfunding of its premature closure cost or life of mine closure cost rehabilitation obligations.

9.2.21

The rehabilitation obligations of the Company in an amount of ZAR58,500,000.00 are sufficient to cover the rehabilitation obligations arising from the conduct of mining operations in terms of the Maseve Mining Right, as determined by the DMR.

10.	DUE DILIGENCE INFORMATION

All information provided to the Purchaser and/or their representatives by or on behalf of the Company and/or PTM (RSA) for purposes of conducting the due diligence investigation into the business and affairs of the Company is true, accurate, complete and up to date in all material respects.

11.	MATERIAL CONTRACTS

11.1	True and complete copies of all Material Contracts have been provided to the Purchaser.

11.2	All of the Material Contracts to which the Company is a party are of full force and effect according to their terms and have been properly authorised.

11.3

The Company is not in breach of any material terms of any Material Contract and no other party to any such Material Contract is in default in any respect thereunder or entitled to demand premature termination or accelerated performance or an amendment of such Material Contract, nor, as so far as the Company any PTM (RSA) are aware, are there any circumstances that may give rise thereto.

11.4	The Company has not received any notice of termination or cancellation or intention to terminate or cancel any of the Material Contracts.

11.5

The entering into or implementation of this Agreement does not require consent or contravene the terms or conditions of any Material Contract or have the effect of giving any other party to such Material Contract a right to cancel such Material Contract, claim acceleration thereunder or an amendment of such Material Contract.

11.6	The Company is not a party to any contract, agreement or commitment:

11.6.1	which limits the rights of the Company to conduct business in any part of any of the territories where it conducts its Business;

11.6.2	restricting the freedom of the Company to process, manufacture, purchase or sell its materials or products by such means from and to such persons as it may from time to time think fit; or

11.6.3	in restraint of its trade or any royalty agreement pursuant to which it pays a royalty; or

11.6.4	which was entered into outside the ordinary course of its business and/or other than at arms- length.

11.7	No express or implied warranties of a material nature have been given by The Company to third parties.

11.8

This Agreement will not, nor is it likely to, cause: (i) the Plant Business to lose the benefit of any right, privilege or business relationship which the Company presently enjoys; or (ii) any person who normally does business with the Company not to continue to do so on the same basis, or constitute a breach of any contractual or other obligation to which the Company is a party.

11.9	There is no outstanding guarantee, indemnity, suretyship or other security given by the Company too any third party.

12.	EMPLOYEES AND EMPLOYEE BENEFITS

12.1	Employees

12.1.1	As at the Signature Date, Schedule 2 contains complete, accurate and up to date details of all Employees, including:

12.1.1.1	the total number of the Employees;

12.1.1.2

the name, date of start of employment, period of continuous employment, identity of current employer, notice period or term of employment, salary, bonus payments, grade, age of each Employee, and the immigration controls applicable to each Employee;

12.1.1.3	the leave pay accrued to the Employees at the Closing Date; and

12.1.1.4	the hypothetical severance pay amounts that would have been payable to the Employees had they been retrenched by the Company on the Closing Date.

12.1.2

All contracts of service of any of the Employees are terminable on not more than 3 (three) months’ notice without compensation, other than compensation payable in accordance with the Basic Conditions of Employment Act, No. 75 of 1997, as amended and the Labour Relations Act, No. 66 of 1995.

12.1.3

None of the Employees will become entitled by virtue of their contract of service to any enhancement in or improvement to their remuneration, benefits or terms and conditions of service only by reason of the execution of this Agreement or the completion of the sale and purchase of the Business under or pursuant to this Agreement.

12.1.4

The Company owes no amount to any of the Employees or to a former employee, worker or consultant of the Company with respect to his employment or his ceasing to be employed or engaged which has not been disclosed in Schedule 2.

12.1.5

The Company has maintained up to date, full and accurate records regarding employment of each of the Employees (including, without limitation, details of terms of employment, payments of statutory or other payments, income tax and other contributions, disciplinary, grievance, medical or health records and health and safety matters) and termination of employment and all such records will be delivered on or before the Closing Date.

12.2	Employee Representative Bodies

12.2.1	In terms of Redpath and its employees, the Company deals with the National Union of Mine Workers.

12.2.2	In terms of the Company’s employees, the Company does not habitually deal or formally recognise any trade union or employee representative bodies.

12.2.3	The Company is not involved in and no fact or circumstance exists which might give rise to a dispute with a trade union or employee representative body representing any of the Employees.

12.3	Collective Bargaining Agreements etc.

The Company is not currently party to any union recognition agreements, collective agreements and other relevant agreements between the Company and any trade unions or representative bodies in respect of its Business.

12.4	Bonus or other Profit-related Schemes

There are no share incentive, share option, profit sharing, bonus or other incentive arrangements applicable to the Employees.

12.5	Employee Benefits

12.5.1

The Company does not participate in, sponsor, pay contributions, premiums or subsidises contributions or premiums towards, nor is compelled or facilitates the participation by any current or former director, senior executive, employee, consultant or agent in any pension fund organisation, medical aid scheme, individual or group (compulsory or voluntary) insurance policy or any other arrangement for the provision of retirement, disability, dread disease, income replacement, death, funeral, medical, hospitalisation, evacuation and/or similar benefit.

12.5.2

There are no pending, existing or threatened disputes, actions, claims or litigation against the Company regarding any actual or alleged non-compliance with applicable Law or actual or alleged breach of contract in respect of any benefit payable in respect of any Employee and there are no circumstances known to the Company which might give rise to any such dispute, action, claims or litigation.

12.5.3

The Company has no obligation to pay or contribute towards or otherwise fund in any way the payment of post-retirement medical aid benefits for any of the former or current employees of the Company nor will the Proposed Transactions trigger or vest any such obligation.

12.5.4

No Employee is entitled or may become entitled before the Closing Date to any form of subsidisation of medical aid contributions or medical expenses or similar benefit upon the termination of their employment for any reason whatsoever.

12.6	Outstanding undischarged liabilities in relation to the Transferring Employees

There is no outstanding undischarged liability to pay any governmental or regulatory authority in any jurisdiction any contribution, taxation or other duty arising in connection with the employment or engagement of any of the Employees.

12.7	Employee Litigation

There are no material current or pending employment related disputes against the Company or where the Company is a party to the dispute, in relation to the Employees.

12.8	Compliance with employment Laws

12.8.1

The Company has no outstanding liability for breach or termination of an employment contract or consultancy agreement or any breach of any statutory or regulatory obligations relevant to the relations between (i) it and the Employees or (ii) it and its current or former directors, employees or consultants.

12.8.2	There is no investigation or enquiry outstanding or anticipated by any Governmental Entity or regulatory body in connection with the Employees or any former employees or consultants of the Company.

12.8.3

The Company is not involved in any active, pending or threatened court, tribunal or arbitration proceedings in respect of the Employees or any former employees or consultants of the Company or their dependents and so far as the Company is aware there are no facts or circumstances that could give rise to such proceedings.

13.	COMPLIANCE WITH LAWS

13.1	There is no order, decree, decision or judgment of, any court, tribunal or arbitrator in which the Company is defendant and which is outstanding.

13.2	The Company has in all respects complied with all such South African Exchange Control regulations and rulings as may be applicable to it.

13.3

The Company does not know of any non-compliances or contraventions nor has it received written notice from any regulatory authority or Governmental Entity that it or its Business do not comply with all applicable Laws.

13.4

The Company is and at all times has been in compliance in all material respects with all applicable Laws in respect of its Business. None of the Company nor any of its directors, officers, employees or representatives knows of, nor has any of them received any written notice during the past 12 (twelve) months from any court, tribunal, arbitrator, governmental entity or regulatory body with respect to, any violation of and/or failure to comply with any applicable Law or regulation in respect of the Plant Business, or requiring it to take or omit any action which in any case will, or could reasonably, have an effect on the Plant Business.

13.5

The Company and PTM (RSA) and, to the best of PTM (RSA)’s knowledge and belief, their current and former directors, officers and employees have complied with all applicable anti-bribery and anti-corruption laws (including any which have extra-territorial effect) applicable to the Company and its Business, including, without limitation, the Prevention and Combating of Corrupt Activities Act, 2004.

13.6	No written notice to suspend or revoke any of the Company's governmental approvals in respect of its Business has been received by the Company.

13.7

The Company has not received any written notice during the past 12 (twelve) months from any court, tribunal, arbitrator, Governmental Entity or regulatory body with respect to, a violation, contravention and/or failure to comply with any applicable Law, or requiring it to take or omit any action which in any case would have a Material Adverse Effect.

13.8

All necessary Governmental Approvals required for the carrying on or conduct of the Business in the place and manner in which the Business is carried on (a) have been duly obtained in accordance with all applicable Laws, (b) are valid and subsisting in full force and effect, and (c) are not limited in duration or subject to any materially unusual or onerous conditions. Any terms and/or conditions applicable to any such governmental approvals have been and are complied with by the Company, its Affiliates and their directors, officers, employees and representatives, and the Company has no knowledge of any reason, and there is no reason why, any governmental approval should be suspended, cancelled, revoked, varied, limited or subjected to the imposition of conditions or further conditions.

13.9	The Company is not a party to any agreement, arrangement, understanding or practice, whether or not legally enforceable which infringes, or has infringed, any applicable competition Law.

13.10

Save as contemplated in clause 3 and 4 of this Agreement, no consent, waiver, approval, order, permit or authorisation of, or declaration or filing with, or notification to, any person or Governmental Entity is required by any Party in connection with the execution and delivery of this Agreement or the compliance by any of the Parties with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby.

14.	INSURANCE

14.1

The insurances under the insurance policies relating to the Business (including, without limitation, the Maseve Equipment and Inventory Items and the Remaining Immovable Properties) are at the Signature Date, the Closing Date and every day in between, in full force and effect and, are adequate for the risks faced by every member of the Company, in the ordinary course of business and are not void or voidable.

14.2

All premiums payable to date have been paid and there are no circumstances which are likely to lead to the insurers avoiding any liability under them. There are no claims which have been previously repudiated by any insurer under any of the policies. There are no claims pending or intimated that are likely to be repudiated. The Company has notified the Purchaser of all material insurance claims which have been made by the Company and are still outstanding as at the Signature Date.

15.	LITIGATION

15.1	Current Proceedings

15.1.1	The Company is not a party to any litigation, mediation, expropriation or arbitration proceedings (other than as claimant in the collection of debts arising in the ordinary course of its business).

15.1.2

In relation to the Business, the Company is not in default under or with respect to any judgement, order or award, interdict, decree or any similar pronouncement of any court or other similar tribunal (including administrative authority or body) having jurisdiction in respect of it.

15.1.3	The Company has not nor has its directors or employees been charged with nor have they committed any crime or are they subject to any criminal investigation.

15.2	Pending or Threatened Proceedings

There is no such litigation, mediation, expropriation or arbitration that would fall within paragraph 15.1 above is pending or threatened in writing by or against the Company.

16.	GENERAL

To the best of PTM (RSA)’s knowledge and belief, all facts and circumstances material to the Proposed Transactions or which would reasonably likely be material to a purchaser of the Company and the purchase price payable thereof, have been disclosed to the Purchaser by PTM (RSA) and/or the Company.

SCHEDULE 2

EMPLOYEES

SCHEDULE 3

MASEVE EQUIPMENT AND INVENTORY ITEMS